Exhibit 99.1

News Release

February 10, 2012

TELUS Reports Fourth Quarter 2011 Results

 Strong wireless and wireline data growth generates earnings and cash flow growth

TELUS surpasses half a million TV subscribers milestone

Vancouver, B.C. – TELUS Corporation reported fourth quarter 2011 revenue of $2.7 billion, an increase of more than five per cent over the same period last year. The increase was generated by 6.5 per cent growth in wireless revenue and four per cent growth in wireline revenue, both driven by strong data growth.

The company closed the year with strong subscriber results across all major product lines. TELUS added 148,000 postpaid wireless customers in the fourth quarter as smartphone adoption continued to accelerate, causing wireless data revenue to increase by 43 per cent. This increase more than offset declining wireless voice revenues, resulting in wireless average revenue per unit (ARPU) growth of one per cent - the fifth consecutive quarter of year-over-year growth. In the wireline segment, the Company added 56,000 TV customers to bring its total subscriber base to 509,000. When combined with attracting 24,000 new high-speed Internet subscribers in the quarter, the Optik TV additions helped drive wireline data revenue growth of 15 per cent.

Consolidated fourth quarter earnings before interest, taxes, depreciation and amortization (EBITDA) of $874 million increased by four per cent due to revenue growth being offset in part by higher costs to acquire and retain wireless customers and to support customer growth in Optik TV and Internet services. Net income and earnings per share (EPS) for the fourth quarter were $237 million and $0.76, representing year-over-year increases of five and almost nine per cent, respectively.

Free cash flow this quarter of $204 million was higher by $89 million or 77 per cent due primarily to lower capital expenditures, lower interest payments, and higher EBITDA.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts		3 months ended December 31	per cent
(unaudited)	2011	2010	change
Operating revenues	2,690	2,554	5.3
Operating expenses before depreciation & amortization	1,816	1,713	6.0
EBITDA(1)	874	841	3.9
Net income(2)	237	226	4.9
Earnings per share (EPS), basic(2)(3)	0.76	0.70	8.6
Capital expenditures	512	564	(9.2)
Free cash flow(4)	204	115	77
Total customer connections(5)	12.73	12.25	3.9

(1)             Earnings before interest, taxes, depreciation and amortization (EBITDA). See Section 6.1 in the 2011 fourth quarter Management’s review of operations.

(2)             Net income and EPS for both the fourth quarter of 2011 and 2010 included favourable income tax-related adjustments of approximately $10 million or 3 cents per share.

(3)             EPS for the fourth quarter of 2011 includes a negative impact of approximately 2 cents per share primarily from impairment of an investment being held for sale.

(4)             For definition, see Section 6.2 in 2011 fourth quarter Management’s review of operations.

(5)             Sum of wireless subscribers, network access lines, total Internet subscribers, and TELUS TV subscribers (IPTV and satellite TV).

In 2011, total customer connections increased by 475,000 (378,000 in 2010) to more than 12.7 million from continued growth in wireless subscribers including a 107,000 increase in total wireline customers. This represents the first annual increase in total wireline customers since 2004, a notable achievement reflecting success of TELUS’ strategic investments in its broadband network.

Darren Entwistle, TELUS President and CEO said, “TELUS’ fourth quarter and full year 2011 results reflect the success of our strategy of investing in our broadband technology and client experience across our wireless, TV and high-speed Internet services. As a result of this strategy, we substantially increased new customer connections in 2011 by 26 per cent to 475,000 additions. This generated excellent annual revenue and earnings growth, as we surpassed the $10 billion revenue milestone and expanded net income by 15.5 per cent to $1.2 billion. Moreover, our annual free cash flow of almost $1 billion supports our forward looking dividend growth model, which provided shareholders with a 10.5 per cent dividend increase in 2011.”

“Our launch today of a 4G Long Term Evolution (LTE) network and service in major urban markets right across Canada demonstrates our ongoing commitment to provide the best wireless experience to TELUS customers,” added Mr. Entwistle. “We have launched a well-tested network and three next generation devices that customers would expect – a Samsung LTE tablet, an LG LTE smartphone and a Novatel LTE mobile Internet key. We look forward to introducing more devices and expanding our 4G LTE network coverage to reach more than 25 million Canadians by the end of 2012.”

Robert McFarlane, TELUS Executive Vice-President and CFO said, “TELUS’ 2011 annual revenue and EBITDA increased by six and nearly four per cent, respectively. These results were generated by our strong growth in both wireless and wireline data revenues. The revenue and earnings reported today are consistent with our latest guidance issued in December. Notably, we met seven of the eight 2011 annual targets we initially set out more than a year ago.”

Mr. McFarlane added, “Given our healthy financial position, we funded a $100 million discretionary pension contribution in January 2012 to maintain a strong pension funding position that is among the best in corporate Canada.”

The 2012 consolidated and segmented targets announced in mid-December have been reaffirmed.

This news release contains statements about expected future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2012 annual targets and LTE roll out plan), qualifications and risk factors (including those for semi-annual dividend increases to 2013 and CEO three year goals for EPS and free cash flow growth to 2013) referred to in the Management’s discussion and analysis (MD&A) in the 2010 annual report, and in the 2011 quarterly reports. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

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OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $87 million or 6.5 per cent to $1.42 billion in the fourth quarter of 2011, compared to the same period a year ago. This growth was driven by an increased subscriber base and higher average revenue per customer driven by data.

•                  Data revenue increased by $140 million or 43 per cent to $466 million this quarter. Data ARPU increased by $5.64 or 35 per cent to $21.65. These increases were due to continued adoption of smartphones and related data plans, growth of mobile Internet devices and tablets, and higher roaming revenues.

•                  Blended ARPU increased by $0.60 or 1.0 per cent to $59.08 as 35 per cent data ARPU growth more than offset a 12 per cent voice ARPU decline. This is the fifth consecutive quarter of year-over-year blended ARPU growth.

•                  Wireless net additions of 129,000 were higher by 8.4 per cent year over year and included 148,000 postpaid subscribers and a loss of 19,000 lower-ARPU prepaid subscribers. Postpaid net additions were up 36 per cent from a year ago, despite approximately 10,000 deactivations this quarter from the loss of a low-ARPU federal service contract to a competitor. Total wireless subscribers of 7.3 million are up 5.3 per cent from a year ago and the proportion of high value postpaid subscribers increased 1.7 points to 83.5 per cent.

•                 Smartphones represented 74 per cent of postpaid gross additions in the fourth quarter, as compared to 46 per cent a year ago. Smartphone subscribers now represent 53 per cent of the total postpaid subscriber base as compared to 33 per cent a year ago.

•                  Cost of retention as a percentage of network revenue decreased by 60 basis points (bps) to 13.6 per cent as network revenue grew while retention costs remained relatively flat.

•                  Cost of acquisition per gross addition increased year over year by 8.5 per cent to $421, reflecting higher per-unit subsidies from more sales of more expensive smartphones and competitive dynamics.

•                  Blended monthly subscriber churn decreased 5 bps year over year to 1.67 per cent, reflecting lower churn on smartphones and the success of retention investments. Despite the loss of a federal government contract that contributed 7 bps to churn this quarter, the churn was unchanged from the third and second quarters of 2011 when, historically, churn increases in the second half of the calendar year.

•                  Wireless EBITDA of $500 million increased $29 million or 6.2 per cent. The EBITDA margin of 34.9 per cent was relatively flat compared to last year.

•                  Simple cash flow (EBITDA less capital expenditures) increased by $53 million to $332 million in the quarter due to EBITDA growth and decreased capital spending, despite LTE-related investments.

TELUS wireline

•                  External wireline revenues increased by $49 million or four per cent to $1.27 billion in the fourth quarter of 2011, when compared with same period a year ago. This growth was generated by increasing data revenues, partially offset by declines in local and long-distance revenues.

•                  Data service and equipment revenues increased by $89 million or 15 per cent, reflecting strong growth in TELUS TV services, Internet and enhanced data services including large enterprise deals as well as increased data equipment sales and higher managed workplace (call centre) revenues.

•                  TELUS TV quarterly additions of 56,000 were a record, an increase of 17 per cent over same period last year, due to the success of Optik TV. The TELUS TV subscriber base of 509,000 is up 62 per cent from a year ago.

•                  High Speed Internet net additions of 24,000 increased 33 per cent from a year ago due to the pull through effect of Optik TV sales, as well as continued broadband service expansion.

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•                  Total network access lines (NALs) declined 3.9 per cent from a year ago to 3.6 million, which is the slowest rate of decline in nearly three years. Residential lines declined by 6.4 per cent, due to competition and wireless and Internet-based technological substitution. Residential NAL losses of 37,000 were unchanged from a year ago. Business NAL losses were 11,000 due to competition in the small and medium business market and conversion from legacy voice services to IP services.

•                  Wireline EBITDA of $374 million increased by $4 million or 1.1 per cent due to lower restructuring costs than a year ago, partially offset by ongoing declines in higher margin legacy voice services that were not fully offset by growth in lower margin data services. The EBITDA margin was 28.6 per cent, down 80 bps from last year.

•                  Simple cash flow increased to $30 million in the quarter primarily due to reduced capital spending.

CORPORATE AND BUSINESS DEVELOPMENTS

TELUS launches 4G LTE wireless services across Canada

In early February, TELUS launched 4G LTE services across the major cities of Canada. LTE service is now available in Vancouver, Calgary, Edmonton, Toronto and the GTA, Kitchener, Hamilton, Waterloo, Guelph, Belleville, Ottawa, Montreal, Québec City, Halifax and Yellowknife. TELUS customers can experience the power of TELUS’ 4G LTE network with the popular Samsung Galaxy Tab 8.9 LTE tablet, the LG Optimus LTE smartphone or the Novatel Ovation MC679 4G LTE Mobile Internet Key. The 4G LTE-capable Samsung Galaxy Note will also be available on February 14.

TELUS 4G LTE network offers customers quick mobile Internet download speeds ranging between 12 and 25 megabits per second (Mbps) (manufacturer’s rated peak download speeds of up to 75 Mbps). TELUS customers using TELUS’ 4G LTE services can now experience faster download times when surfing the web, reading emails, storing the latest songs, or watching movies without additional charges. Importantly, if TELUS customers travel outside of the 4G LTE network coverage areas, they will move seamlessly from 4G LTE to 4G HSPA+ with no disruption of service. TELUS will continue to expand its’ 4G LTE coverage areas to reach more than 25 million Canadians by the end of 2012 and introduce new 4G LTE-capable devices as they become available.

TELUS’ Optik TV expands into more communities with more channels and new features

Optik TV continues to expand into more communities, adding new channels, and launching new services.

TELUS customers in Kamloops and Penticton had their first chance to discover Optik TV when the service arrived in their communities in October and December, respectively. In December, Optik got even better with a selection of new IPTV applications, including TumbleBooks TV, which allows parents and their young children to watch, learn and enjoy interactive storytelling with a child-friendly, easy to use video playback of books. In addition, TELUS introduced Black’s Photo on Optik TV, which allows customers to share digital photos with friends and family on their TV. Several new channels also premiered on Optik TV in the quarter, including FX Canada, Hollywood Suite HD, The Food Network HD, HGTV HD, History HD, Mendhi HD, Bollywood Times HD, and the ever popular Firelog HD.

TELUS is taking further steps to deliver on the promise of IPTV (Internet Protocol-based TV) to transform the TV viewing experience and create a truly connected home through new technologies. In February, TELUS launched two new features for Optik TV: gesture and voice control for Optik TV on Xbox + Kinect and Optik on the go. TELUS is the first TV provider in the world to offer voice and gesture navigation on both live and recorded TV, via an advanced version of Optik TV for Xbox 360, which takes advantage of Xbox’s Kinect sensor. In addition, TELUS’

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Optik TV subscribers can now experience a new application called Optik on the go. This feature allows customers to view a selection of TV On Demand shows and movies on their mobile devices, tablets and laptops, at home and on the move.

National Defence extends network services contract with TELUS to 2016

In early 2012, the Department of National Defence (DND) exercised its option to extend the Global Defence Network Services contract with TELUS by four years to June of 2016. The contract extension is valued at more than $250 million. TELUS provides managed telecommunications services including voice, data, video and IP solutions to DND in Canada and internationally.

TELUS extends wireless communications infrastructure into rural B.C.

In the fourth quarter, TELUS invested $6.9 million for eight new wireless sites to bring 4G wireless voice and high-speed Internet services to rural British Columbia communities and significant wireless coverage to stretches of highways. These projects are the result of the 10-year $1 billion Connecting British Columbia telecommunications contract signed with the Province of B.C. in mid-2011. Under the terms of the contract, TELUS will connect more than 1,700 kilometres of highway with wireless service over the next five years and run fibre optic cable directly to nearly 450 B.C. schools.

2011 TELUS-Rotman IT security study finds hacks increasingly sophisticated

In October, TELUS and the Rotman School of Management unveiled their fourth annual study on Canadian IT security. The survey revealed that while overall security breach numbers are down, a rise of mobile computing and sophistication of attacks bring new concerns with one-in-three IT security attacks seeking financial gain. The study surveyed more than 600 Canadian IT professionals across government, public and private sectors, providing TELUS and Rotman enhanced clarity on the Canadian security landscape, especially as it relates to emerging trends in breaches, threats and preparedness.

Huawei, TELUS and Carleton University open cloud computing research centre

In January, the Huawei-TELUS Innovation Centre for Enterprise Cloud Services opened at Carleton University in Ottawa. The centre was created through a $1.4 million investment made by Huawei and TELUS. The centre, located in Carleton’s new engineering building, is a venue for cutting-edge research in cloud computing. Students, faculty and industry will research real-world problems associated with enterprise clouds including management of computing, on demand storage and network resources, data-centre networking, scalability, business continuity, and security.

Darren Entwistle honoured with Fraser Institute’s T. Patrick Boyle Founder’s Award
In November, Darren Entwistle, TELUS President and CEO, was honoured with the Fraser Institute’s T. Patrick Boyle Founder’s Award. Darren was commended on his exemplary leadership of TELUS. TELUS was recognized for its award-winning brand, impressive share performance, dedication to healthcare transformation and the company’s passion and commitment to its ‘we give where we live’ philosophy. The Fraser Institute, an independent Canadian economic and social research and educational organization, presents the award annually to a Canadian business leader in recognition of outstanding achievements in entrepreneurship, the promotion of free markets and philanthropic support for private sector, non-profit enterprises.

TELUS vice-president Strategy Magazine’s Marketer of the Year

In December, Anne-Marie LaBerge, TELUS vice-president, Brand & Consumer Marketing Communications, was named Strategy Magazine’s Marketer of the Year. The award was presented to Anne-Marie for demonstrating outstanding leadership, creativity and innovation, and taking the TELUS brand to new heights. Strategy Magazine said Anne-Marie has helped build a brand with a unique identity and an undeniable emotional connection with Canadians, while

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delivering on TELUS’ future friendly brand promise. She was also honoured as one of 10 winners of the 2011 Quebec Women in Business award. Presented by the Quebec Business Women’s Network, these awards honour outstanding women who have contributed significantly to the growth of Quebec society.

CICA hands TELUS top award for corporate reporting

In December, the Canadian Institute of Chartered Accountants (CICA) presented TELUS with the top overall disclosure award at the 2011 Corporate Reporting Awards. TELUS was awarded this honour for the second year in a row and has won the Overall Award of Excellence award four of the past five years. The Company also collected two other honours from the CICA, capturing Honourable Mention for Sustainable Development Reporting and winning the Communications and Media category award.

TELUS takes multiple honours for training and being a top employer

In the fourth quarter, TELUS received a BEST award, the American Society of Training and Development’s (ASTD) highest recognition for leadership in enterprise learning. Only 32 companies around the world are presented with this honour annually, and TELUS is the only Canadian organization to win the award more than twice and one of only six companies worldwide to earn the award six times. The ASTD BEST awards are the training industry’s most rigorous and coveted honour, granted to companies that demonstrate enterprise-wide success through employee learning and development that are clearly aligned with business goals that drive execution on strategy.

Also in the quarter, TELUS was named one of Canada’s Top 100 Employers for 2012. For the third consecutive year, TELUS received top marks for the company’s programs and initiatives in training and skills development, community involvement, team member engagement, and benefits and compensation. The editors of Canada’s Top 100 Employers also placed TELUS on the list of Canada’s Top Employers for Young People for 2012 based on eight criteria for exceptional workplaces.

Workforce Management Magazine presents TELUS with 2011 Optimas Award

North America’s leading HR publication, Workforce Management Magazine, awarded TELUS the 2011 Optimas Award in December. TELUS is the first Canadian telecommunications company to receive this honour. The award was presented to TELUS for implementing a new Workforce Management system that is transforming the company’s delivery capabilities for its Future Friendly Home  service. TELUS was recognized in the Competitive Advantage category for instituting change that enabled the company to support the growing demands for Optik TV service. The award acknowledges the value TELUS places on finding solutions that continue to drive exceptional service for customers and deliver a best-in-class customer experience.

TELUS lands Gold Stevie Award for CSR communications

In December, TELUS received a prestigious 2011 Gold Stevie Award and two Stevie Honourable Mentions for the company’s internal communications that highlight the TELUS ‘we give where we live’ philosophy and TELUS International’s corporate social responsibility efforts. TELUS was awarded the Gold Stevie for the TELUS Day of Giving Manila video in the Internal/Employee Communications category; Honourable mention for the TELUS Day of Giving Latin America video in the Internal/Employee Communications category; and Honourable mention in the Motivational category for the TELUS Inspire to Give video. Since 2002 the Gold Stevie Awards have been awarded for achievement in business to organizations and individuals in more than 60 nations.

TELUS International hosts Day of Giving and launches Community Board in El Salvador

In November, TELUS International held its third annual TELUS Day of Giving in El Salvador, with more than 1,200 team members building classrooms and improving a local school. The Company also launched the TELUS El Salvador Community Board chaired by Carlos Quintanilla Schmidt,

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former vice-president of El Salvador. Starting in 2012, the board will provide $100,000 in funding annually to local organizations that support youth-oriented projects and community initiatives to improve living conditions, provide access to education, and foster employment opportunities by encouraging entrepreneurship.

Canadian youth charities benefit from TELUS Community Boards

In December, TELUS announced that grassroots, youth-focused, charities in Vancouver, Calgary, Edmonton and Ottawa received much-needed financial boosts this year from their respective TELUS Community Boards. Collectively, in 2011, those four Community Boards gave $2.2 million to support more than 150 local organizations who work to educate and empower youth to reach their full potential.

TELUS Community Boards are an innovative model that put decision-making in the hands of local leaders who know their communities best. Eleven TELUS Community Boards are making a positive impact across Canada from coast-to-coast in Victoria, Vancouver, Edmonton, Calgary, Toronto, Ottawa, Montreal, Rimouski, Quebec City, Atlantic Canada and the most recently launched board in the Thompson Okanagan region of B.C. Since their inception in 2005, the Community Boards have contributed $30 million to grassroots charitable organizations and supported more than 2,300 community projects.

TELUS gives where we live with Pink campaign, Phones for Good and TV for Good

In October, TELUS kicked off its Go Pink campaign to raise money for the Canadian Breast Cancer Foundation (CBCF). TELUS contributed $25 to CBCF on behalf of every customer buying a new pink BlackBerry Curve and an additional $5 with each purchase of select pink phone accessories. Canadians could also go online to TELUS’ Facebook page to create their own Pink Network, an online, shareable photo gallery of their best friends. For every new photo gallery created, TELUS contributed an additional $1 to CBCF. The campaign ran until year end and raised $400,000.

TELUS’ Phones for Good and TV for Good programs continue to support local grassroots community initiatives on behalf of new TELUS customers. In the fourth quarter, TELUS launched programs of six months’ duration that donate $100 for new Optik TV or smartphone customers to local charities in communities. In Abbotsford, TELUS and its new Optik TV customers are raising funds for Canuck Place Children’s Hospice and the families they serve throughout the Fraser Valley; in Victoria, The David Foster Foundation, in support of families with children in need of organ transplants; and in Lethbridge, the Lethbridge Public Library’s bookmobile project. For every new customer who activates a smartphone in the following communities, TELUS will contribute $100 to support: in Cranbrook, the East Kootenay Foundation for Health and its “A Clear View” digital mammography campaign; in Trail, the KBRH Health Foundation’s Digital Mammography “Let’s be Clear” Campaign; and in Chilliwack, the building of the Sardis Library.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of fifty-eight cents ($0.58) Canadian per share on the issued and outstanding Common shares and fifty-eight cents ($0.58) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 2, 2012 to holders of record at the close of business on March 9, 2012.

This quarterly dividend is the same as the previous quarter, but represents a 5.5 cent or 10.5 per cent increase from the 52.5 cents paid a year earlier in April 2011.

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Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2010 annual report on our website at telus.com/investors.

TELUS’ fourth quarter conference call is scheduled for February 10, 2012 at 11:00 am EST and will feature a presentation followed by a question and answer period with analysts. Interested parties can access the webcast at: telus.com/investors. A telephone playback will be available on February 10 until February 24 (1-855-201-2300, reservation no. 695606#). An archive of the webcast will also be available at: telus.com/investors and a transcript will be posted on the website within several business days.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 500,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

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TELUS CORPORATION

Management’s review of operations

2011 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets for 2012 and related assumptions are described in Sections 1.4 and 1.5. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among incumbent telecommunications companies, new entrant wireless operators, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; TELUS’ ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik High Speed™ Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation and acceleration of wireless voice ARPU declines such as through substitution to messaging and OTT applications such as Skype; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE rollout strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new LTE and tablet devices), new services and supporting systems; network reliability and change management; and successful upgrades of TELUS TV technology.

•                  Economic growth and fluctuations including: the strength and persistence of the economic recovery in Canada that may be influenced by international economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

•                  Capital expenditure levels in 2012 and beyond due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies including LTE, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain growth objectives to 2013 (including, over this timeframe, dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow). The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

•                  Regulatory approvals and developments including: the design and impact of future spectrum auctions (including the spectrum auction rules and cost of acquiring spectrum in the 700 MHz and 2.5/2.6 GHz bands); whether application and enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; increased foreign control of wireless entrants pending federal policy decisions on foreign ownership restrictions; interpretation and application of tower sharing and roaming rules; and possible adoption of consumer protection legislation by provinces whose non-harmonized rules create risk of significant compliance costs.

•                  Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement that expired at the end of 2011 (covering approximately 510 employees).

•                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new product and services; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

•                  Tax matters including possible increases in certain provincial and/or federal corporate income tax rates.

•                  Business continuity events including human-caused threats such as electronic attacks, and natural disaster threats.

•                  Acquisitions or divestitures including realizing expected strategic benefits.

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Risks and risk management in Section 10 of TELUS’ 2010 annual and 2011 Q1, Q2 and Q3 Management’s discussions and analyses (MD&As), as well as updates reported in Section 5 of this document, and TELUS’ 2011 MD&A when filed.

Management’s review of operations

February 10, 2012

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month period and year ended December 31, 2011. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above. Accounting policies are consistent with those described in Note 1 of TELUS’ 2010 audited consolidated financial statements and developments set out in TELUS’ 2011 first, second and third quarter MD&As and unaudited Condensed interim consolidated financial statements dated March 31, June 30, and September 30, 2011.

The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. The unaudited summary financial information accompanying this discussion has been prepared in accordance with IFRS-IASB. All amounts are in Canadian dollars unless otherwise specified.

Management’s review of operations contents

Section		Description
1.	Introduction	A summary of TELUS’ consolidated results for the fourth quarter and year ended December 31, 2011
2.	Discussion of operations	A discussion of operating performance for the fourth quarter and year ended December 31, 2011
3.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2011
4.	Liquidity and capital resources	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
5.	Risks and risk management	An update on certain risks and uncertainties facing TELUS
6.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

1.1 Preparation of Management’s review of operations

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. This document was reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 6). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA, items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 6.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy and telecommunications industry

Economic environment

The Bank of Canada maintained its target for the overnight borrowing rate at 1% in its January 2012 bank rate announcement. The Bank’s January 2012 Monetary Policy Report estimated economic growth of 2.4% for Canada in 2011. It also projected growth of 2.0% in 2012 and 2.8% in 2013, with the economy returning to full capacity by the third quarter of 2013.

Statistics Canada’s Labour Force Survey reported the December 2011 national unemployment rate had increased to 7.5% from 7.1% in September 2011, but was down slightly from 7.6% in December 2010. In January 2012, the national unemployment rate edged up to 7.6%.

Telecommunications industry

The Company estimates that growth in Canadian telecommunications industry revenue (including TV revenue and excluding media revenue) was approximately 3% in 2011, driven by continued growth in the wireless sector.

Canadian wireless industry revenue and EBITDA growth for 2011 are estimated at approximately 4.5% and 2%, respectively. Increased competitive intensity from established national competitors and new entrants, as well as new smartphones and tablets, attracted an estimated 1.6 million new industry subscribers in 2011, or an approximate 4.3 percentage point increase in penetration to just over 77% of the population. The wireless penetration rate in Canada is expected to further increase in 2012 by between 4.0 and 4.5 percentage points.

The Canadian wireline sector is expected to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain in wireline data, including Internet, and IP-based TV and entertainment services.

1.3 Consolidated highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2011	2010	Change		2011	2010	Change
Consolidated statements of income
Operating revenues	2,690	2,554	5.3%		10,397	9,792	6.2%
Operating income	393	396	(0.8)%		1,968	1,909	3.1%
Income before income taxes	306	291	5.2%		1,591	1,387	14.7%
Net income	237	226	4.9%		1,215	1,052	15.5%

Basic earnings per share (1) (EPS) ($)	0.76	0.70	8.6%		3.76	3.27	15.0%
Diluted EPS (1) ($)	0.75	0.70	7.1%		3.74	3.27	14.4%
Cash dividends declared per share (1) ($)	0.58	0.525	10.5%		2.205	2.00	10.3%

Average shares (1) outstanding - basic (millions)	325	322	0.9%		324	320	1.3%
Consolidated statements of cash flows
Cash provided by operating activities	742	638	16.3%		2,550	2,670	(4.5)%

Cash used by investing activities	548	501	9.4%		1,968	1,731	13.7%
• Capital expenditures	512	564	(9.2)%		1,847	1,721	7.3%

Cash used by financing activities	204	170	20.0%		553	963	(42.6)%
Other highlights
Subscriber connections (2) (thousands)					12,728	12,253	3.9%
EBITDA (3)	874	841	3.9%		3,778	3,650	3.5%
Adjusted EBITDA (3)(4)	873	841	3.8%		3,761	3,650	3.0%
Adjusted EBITDA margin (%) (5)	32.5	32.9	(0.4	)pts.	36.2	37.3	(1.1	)pts.
Free cash flow (3)	204	115	77.4%		997	939	6.2%
Net debt to EBITDA — excluding restructuring costs (times) (3)					1.8	1.8	—

Notations used in Management’s review of operations: n/a — Not applicable; n/m — Not meaningful; pts. — Percentage points.

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(3)             Non-GAAP measures. See Section 6.1 EBITDA, Section 6.2 Free cash flow and Section 6.4 Definitions of liquidity and capital resource measures.

(4)             Adjusted EBITDA for 2011 excludes a gain on purchase of control of Transactel (Barbados) Inc. of $1 million in the fourth quarter and $17 million for the full year.

(5)             EBITDA margin is EBITDA divided by Operating revenues; adjusted EBITDA margin is adjusted EBITDA divided by (Operating revenues excluding the 2011 gain on Transactel).

Operating highlights

•                  Consolidated Operating revenues increased by $136 million and $605 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. TELUS’ revenues surpassed $10 billion for the first time in 2011.

Service and equipment revenues increased by $120 million and $583 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. More than 64% of the increases for the quarter and full year were due to higher wireless network revenue, driven by growth in subscribers, growth in data ARPU caused by accelerated smartphone adoption, and increased roaming revenues. The remaining increases were due to: (i) growing wireline data revenues from TV and high-speed Internet subscriber growth and rate increases, increased equipment sales and revenues from implementation of recent large enterprise customer deals, as well as revenues from newly consolidated operations of Transactel (Barbados) Inc. since February 1, 2011; and (ii) increased wireless equipment revenues driven by higher gross subscriber additions, increased retention volumes, device upgrade revenues, a greater sales mix of higher-priced smartphones, as well as current year tablet sales. Partly offsetting growth in wireline data revenue is the continued decline in wireline legacy voice revenues as a result of competition and substitution to data and wireless services. Partly offsetting growth in wireless data revenue is the year-over-year decline in wireless voice revenue due to lower usage as customers move towards using more texting and data services and reducing voice calls, as well as competitive pricing.

Other operating income, presented as a separate component of revenues, increased by $16 million and $22 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. The increases include higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral account for provisioning of broadband Internet service to a number of qualifying rural and remote communities, partly offset by lower portable subsidy revenues. The increase for the full year includes a $17 million non-cash gain on Transactel (Barbados) Inc. in 2011; the gain reflects a re-measurement at fair value when TELUS exercised its purchased call option and asserted control. Transactel operates call centres in Central America.

Consolidated Operating revenues excluding the non-cash Transactel gain increased by $588 million or 6.0% for the full year of 2011 when compared to 2010.

•                  Subscriber connections increased by 475,000 during 2011 (378,000 in 2010), as a result of 7.4% growth in wireless postpaid subscribers, 62% growth in TELUS TV subscribers, and a 4.6% increase in total Internet subscriptions, partly offset by a 6.9% decrease in wireless prepaid subscribers and a 3.9% decrease in total network access lines (NALs). Residential NAL losses in 2011 improved by 46,000 as a result of the positive effect of bundle offers including Optik TV and Optik High Speed Internet services following their market launch in June 2010. Business NAL losses improved by 35,000 in 2011 as additions of wholesale lines partly offset increased competition in the small and medium business market and the ongoing conversion of voice lines to more efficient IP services. Wireline total subscriber connections increased by 107,000 in 2011 — the first such wireline increase since 2004.

The blended monthly wireless subscriber churn rate in the fourth quarter of 2011 was unchanged from the second and third quarters of 2011 at 1.67%, and was down from 1.72% in fourth quarter of 2010. Full-year blended churn was 1.68%, up from 1.57% in 2010 due to the loss of a federal government wireless service contract to a low-value bid from an incumbent competitor (a loss of approximately 77,000 subscribers and 11 basis points of churn in 2011).

Wireless blended ARPU was $59.08 and $59.10, respectively, in the fourth quarter and full year of 2011, up 1.0% and 2.5%, respectively, from the same periods in 2010. Year-over-year increases in blended ARPU reflect data ARPU growth of 35% and 38%, respectively, in fourth quarter and full year, due to increased use of data services and a higher penetration of smartphones, as well as increased roaming, partly offset by lower voice pricing and declining minutes of use. Quarterly blended ARPU has increased year over year for five consecutive quarters: 1.0% (Q4 2011), 3.0% (Q3 2011), 2.5% (Q2 2011), 2.7% (Q1 2011) and 1.9% (Q4 2010). Prior to the fourth quarter of 2010, blended ARPU had been declining since mid-2007.

•                  Operating income decreased by $3 million and increased by $59 million, respectively, in fourth quarter and full year of 2011 when compared to the same periods in 2010. EBITDA increased by $33 million and $128 million, respectively, in the quarter and full year. Offsetting higher EBITDA were increased amortization expenses of $36 million in the quarter and $77 million for the full year. Wireless EBITDA increased year over year by $29 million in the quarter and $166 million for the full year, driven by growth in network revenue that was partly offset by higher costs of subscriber acquisition and retention. In the fourth quarter, wireline EBITDA increased by $4 million year over year mainly due to lower restructuring costs. For the full year, wireline EBITDA decreased by $38 million as growth in data services, lower restructuring costs and the $17 million Transactel gain were more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services.

TELUS’ adjusted EBITDA for 2011, which excludes the Transactel gain, increased by $32 million in the quarter and $111 million for the full year, when compared to the same periods in 2010. The adjusted EBITDA margin decreased by 0.4 percentage points in the quarter and 1.1 percentage points for the full year due to margin pressures in both segments.

•                  Income before income taxes increased by $15 million and $204 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010, due to lower Financing costs and increased full year Operating income. Financing costs in 2011 decreased year over year by $18 million and $145 million, respectively, in the fourth quarter and full year primarily due to lower effective interest rates resulting from $1.6 billion of refinancing in the second quarter of 2011 and third quarter of 2010.

Income taxes increased by $4 million and $41 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010, mainly due to higher pre-tax income, partly offset by lower blended statutory income tax rates.

•                  Net income increased year over year by $11 million or 4.9% in the fourth quarter of 2011 and increased year over year by $163 million or over 15% for the full year of 2011. Excluding items shown in the following table, Net income increased by approximately $11 million or 5.1% in the fourth quarter and $112 million or 10% for the full year.

Analysis of Net income	Fourth quarters ended Dec. 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Net income	237	226	11	1,215	1,052	163
Deduct after-tax Transactel gain	—	—	—	(12)	—	(12)
Add back third quarter 2010 after-tax loss on redemption of debt	—	—	—	—	37	(37)
Add back third quarter 2010 after-tax regulatory financing charge	—	—	—	—	11	(11)
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 2.2)	(10)	(10)	—	(21)	(30)	9
Net income before above items (approximate)	227	216	11	1,182	1,070	112

•                  Basic earnings per share (EPS) increased year over year by six cents or 8.6% in the fourth quarter of 2011 and increased year over year by 49 cents or 15% for the full year of 2011. Excluding items shown in the following table, basic EPS increased by approximately six cents or 9.0% in the fourth quarter and 33 cents or 10% for the full year.

Analysis of basic EPS	Fourth quarters ended Dec. 31			Years ended December 31
($)	2011	2010	Change	2011	2010	Change
Basic EPS	0.76	0.70	0.06	3.76	3.27	0.49
Deduct after-tax Transactel gain	—	—	—	(0.04)	—	(0.04)
Add back third quarter 2010 after-tax loss on redemption of debt per share	—	—	—	—	0.12	(0.12)
Add back third quarter 2010 after-tax regulatory financing charge per share	—	—	—	—	0.03	(0.03)
Deduct net favourable income tax-related adjustments per share (see Section 2.2)	(0.03)	(0.03)	—	(0.06)	(0.09)	0.03
EPS before above items (approximate)	0.73	0.67	0.06	3.66	3.33	0.33

•                  Cash dividends declared per Common Share and Non-Voting Share in 2011 totalled $2.205, an increase of 20.5 cents or 10.3% when compared to 2010. On February 8, 2012, the Board of Directors declared a quarterly dividend of 58 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 2, 2012, to shareholders of record at the close of business on March 9, 2012. The 58 cent per share dividend declared for the first quarter of 2012 reflects an increase of 5.5 cents or 10.5% from the dividend one year earlier.

Liquidity and capital resource highlights

•                  TELUS had unutilized credit facilities of $1.28 billion at December 31, 2011, as well as $100 million availability under the Company’s trade receivables securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. On November 3, 2011, TELUS entered into a $2 billion bank credit facility expiring in 2016 with a syndicate of financial institutions. This new facility replaced the Company’s pre-existing committed credit facility that would have expired in May 2012.

•                  Net debt to EBITDA — excluding restructuring costs was 1.8 times at December 31, 2011, unchanged from December 31, 2010, as an increase in net debt since the beginning of the year was offset by improved EBITDA before restructuring costs. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased by $104 million in the fourth quarter of 2011 and decreased by $120 million in the full year of 2011 when compared to the same periods in 2010. The increase for the quarter includes higher adjusted EBITDA and comparative working capital changes. The decrease for the full year was mainly due to the discretionary $200 million contribution to defined benefit pension plans in January 2011, as well as price cap deferral account rebate payments in 2011 in accordance with CRTC Telecom Decision 2010-639, partly offset by lower income tax payments, higher adjusted EBITDA and lower interest paid.

Cash used by investing activities increased by $47 million and $237 million, respectively, in the fourth quarter of 2011 and full year of 2011 when compared to the same periods in 2010. The increase for the quarter was mainly due to acquisition of additional independent TELUS-branded wireless dealership businesses and comparative changes in non-cash investing working capital, partly offset by $52 million lower capital expenditures. The increase for the full year was mainly due to $126 million higher capital expenditures, $81 million for the purchase of certain TELUS-branded wireless dealerships and $20 million invested to increase TELUS’ equity interest in Transactel (Barbados) Inc.

•                  Cash used by financing activities increased by $34 million in the fourth quarter of 2011 and decreased by $410 million in the full year of 2011 when compared to the same periods in 2010. The increase in the fourth quarter was primarily due to higher dividend payments partly offset by lower debt reduction in 2011 when compared to the prior year. The decrease for the year primarily reflects debt reduction activities in 2010, partially offset by increased dividend payments in 2011. Dividend payments increased from a higher dividend rate and the change in practice to purchasing shares for reinvested dividends on the market rather than issuing shares from treasury.

In the second quarter of 2011, the Company successfully closed a $600 million public offering of 3.65% five-year Notes. Proceeds from the issue, as well as increased cash provided from commercial paper issues, were used to fund the repayment of matured 8% U.S. dollar Notes and accrued interest, and settle associated cross currency interest rate swap agreements. The U.S. dollar Notes had an effective interest rate of 8.5%. In addition, financing activities for 2011 include a $51 million acquisition of an additional equity interest in Transactel made in the second quarter which, being a cash flow that is a change in investment in a controlled entity that does not also result in a change in control, is presented as a financing activity in the Consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

•                  Free cash flow increased by $89 million and $58 million, respectively, in fourth quarter and full year of 2011 when compared to the same periods in 2010. The increase for the quarter reflects higher EBITDA, lower paid interest and lower capital expenditures. The increase for the full year reflects higher EBITDA, lower paid interest and lower income tax payments, partly offset by higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011.

1.4 Performance scorecard (key performance measures)

TELUS achieved or exceeded three of its four original consolidated targets and all of four of its original 2011 segment targets, announced on December 14, 2010. The consolidated target for capital expenditure levels was not met due to the Company’s accelerated timeline to commence building its urban LTE wireless network, success-based expenditures resulting from very strong Optik TV subscriber loadings, and accelerated software purchases at year-end. Targets for consolidated, wireless and wireline revenues were exceeded due to strong growth in data revenues, driven by successful efforts to win and retain wireless postpaid subscribers, and expand the wireline TV and Internet subscriber bases, as well as price increases for TV and Internet. Achievement of the original consolidated EBITDA and earnings targets resulted from higher than targeted revenues offset by increased costs to acquire and retain wireless subscribers and increased programming and support costs for TELUS TV.

The Company updated annual guidance on August 5, 2011, increasing expected 2011 revenues and capital expenditures and reaffirming target ranges for EBITDA and basic EPS (see footnote 2 of the following scorecard table). The August guidance was reaffirmed in the third quarter MD&A released on November 4, 2011, and in the 2012 financial targets news release and accompanying investor conference call on December 16, 2011. In December, management clarified its expectations that consolidated and segmented revenues were trending toward the top end of the respective guidance ranges, while consolidated EPS as well as consolidated and segmented EBITDAs were trending toward the middle of their respective guidance ranges. Management also indicated in December that capital expenditures were trending on the high side of approximately $1.8 billion for 2011. Except for capital expenditures, the August guidance revisions and December expectations were achieved.

The Company continues to follow its financial objectives, policies and guidelines, which include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline of 55 to 65% of sustainable earnings on a prospective basis. In addition, under the dividend growth model, and subject to the Board of Directors’ assessment and determination, the Company expects to continue with two dividend increases per year to 2013, that would on an annual basis, provide an increase of circa 10 per cent. The dividend increase policy is not necessarily indicative of dividends beyond 2013.

The following Scorecard illustrates TELUS’ performance to original 2011 targets. It also presents targets for 2012, announced in the Company’s annual targets conference call and webcast held on December 16, 2011. See Section 1.5 Financial and operating targets for 2012 for additional information on expectations and assumptions for 2012. The 2012 targets, expectations and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

Scorecard

2011 performance
	Actual results and growth	Original targets and expected growth	Result (1)	2012 targets and expected growth
Consolidated
Revenues (2)	$10.397 billion 6.2%	$9.925 to $10.225 billion 1 to 4%	✓✓	$10.7 to $11.0 billion 3 to 6%
EBITDA (3)	$3.778 billion 3.5%	$3.675 to $3.875 billion 1 to 6%	✓	$3.8 to $4.0 billion 1 to 6%
EPS — basic	$3.76 15.0%	$3.50 to $3.90 7 to 19%	✓	$3.75 to $4.15 0 to 10%
Capital expenditures (2)(4)	$1.847 billion 7.3%	Approx. $1.7 billion	X	Approx. $1.85 billion
Wireless segment
Revenue (external) (2)	$5.462 billion 9.0%	$5.2 to $5.35 billion 4 to 7%	✓✓	$5.75 to $5.9 billion 5 to 8%
EBITDA	$2.186 billion 8.2%	$2.15 to $2.25 billion 6 to 11%	✓	$2.3 to $2.4 billion 5 to 10%
Wireline segment
Revenue (external) (2)	$4.935 billion 3.2%	$4.725 to $4.875 billion (1) to 2%	✓✓	$4.95 to $5.1 billion 0 to 3%
EBITDA	$1.592 billion (2.3)%	$1.525 to $1.625 billion (6)% to 0%	✓	$1.5 to $1.6 billion (6) to 1%

(1)             Exceeded target (✓✓); Met target (✓); Missed target (X).

(2)             On August 5, 2011, full-year guidance for 2011 was revised to: consolidated revenues of $10.225 to $10.425 billion (4 to 6% increase over 2010); wireless revenues of $5.4 to $5.5 billion (8 to 10% increase over 2010); wireline revenues of $4.825 to $4.925 billion (1 to 3% increase over 2010); and consolidated capital expenditures of approximately $1.8 billion (approximately 5% higher than 2010). Original targets were reaffirmed for consolidated EBITDA and EPS, and wireless and wireline EBITDAs.

(3)             EBITDA is a non-GAAP measure. See definition in Section 6.1.

(4)             Excluding any potential capital expenditures for wireless spectrum in 2012.

The following key assumptions were made at the time the 2011 targets were announced in December 2010. Preliminary pension assumptions were revised in the 2010 MD&A dated February 24, 2011, as noted.

Assumptions for 2011 original targets and results or expectations

Ongoing intense wireline and wireless competition in both business and consumer markets

Confirmed by: (i) The dominant Internet and TV service provider in Western Canada, Shaw Communications’ introduction of new generation PVRs, increases in certain Internet service speeds, more customization choices for TV, Internet and home phone services, and continued promotional discounts to new subscribers; (ii) wireless entrants emphasizing subscriber growth and using forms of unlimited and flat-rate voice, text and data plans, as well as adopting a device subsidy approach and beginning to offer smartphones; and (iii) the loss of a federal wireless contract to a low-priced bid by an incumbent competitor, which contributed 11 basis points to higher churn in 2011.

Despite ongoing intense competition, TELUS has experienced more moderate residential NAL losses due to the positive effect of bundling offers including Optik TV and Optik High Speed Internet. TELUS has also experienced more moderate losses in business NALs in 2011 when compared to 2010, due in part to implementing wholesale lines in the first half of 2011.

Nine facilities-based wireless carriers operated in Canada in 2011: three established national companies (TELUS, Bell Mobility and Rogers Wireless); two provincial incumbents (SaskTel Mobility and MTS Mobility); and four new entrants (Wind, Videotron, Public Mobile and Mobilicity). The four new entrants expanded their market coverage in 2011, and captured an estimated one-third of total market share of net additions in 2011 or about 4% cumulative subscriber market share.

New entrant EastLink is expected to begin providing services in Atlantic Canada in 2012. In contrast, Shaw announced in September that it had stopped construction of a conventional wireless network and service in Western Canada due to high costs and other factors. Instead, Shaw announced that it is building metropolitan area Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

Continued downward re-pricing of legacy services

Confirmed. Ongoing price competition and net losses in network access lines, net of local rate increases were reflected in an 8.1% decline in wireline voice local revenues and 10% decline in wireline long distance revenue.

Wireless industry penetration of the Canadian population to increase between 4.5 and 5.0 percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

The popularity of smartphones is confirmed, as evidenced by TELUS’ smartphone adoption rate of 74% of fourth quarter gross postpaid additions, up from 46% in the fourth quarter of 2010. TELUS estimates the wireless industry penetration gain in 2011 is slightly lower than expected, at approximately 4.3 percentage points.

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Confirmed. A 9.4% decline in voice ARPU was more than offset by a 38% increase in data ARPU, resulting in a 2.5% increase in blended ARPU. International roaming ARPU grew due to the expanding base of HSPA devices and new international roaming agreements. CDMA devices, which are a decreasing proportion of the subscriber base, have limited international roaming capability as few countries outside Canada and the United States implemented this technology.

Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Confirmed. Wireless COA per gross subscriber addition was $386 in 2011, up 10% from 2010, while total COA costs were $694 million in 2011, up 16% from 2010. Retention spending as a percentage of network revenue was 12.4% in 2011, up from 11.6% in 2010, while total retention costs were $626 million, up 17% from 2010. These increases were substantially caused by higher device subsidies arising from higher sales of smartphones and increased competitive intensity.

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in NAL-related revenues

Confirmed as TELUS continued to expand broadband coverage by close to 200,000 homes and completed conversion of residential customers on older TV platforms to Microsoft Mediaroom in 2011. Total subscriptions to TELUS TV and high-speed Internet increased by 271,000 in 2011, exceeding the 164,000 combined decreases in total NALs and dial-up Internet subscriptions for the same period. As a result, TELUS had its first increase in total wireline customer connections in seven years.

Total wireline data revenues increased by $310 million in 2011, including growth from Optik TV and Optik High Speed Internet services, which more than offset the $173 million net decline in legacy wireline voice local, long distance and other revenues.

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return estimated at 7.25% was subsequently set at 7%, (25 basis points lower than 2010). The defined benefit pension plans net recovery was set at $34 million

Confirmed. The defined benefit pension plan recovery was $34 million in 2011. Defined benefit pension plan expenses (recoveries) are set at the beginning of the year.

Defined benefit pension plan contributions, including a $200 million discretionary contribution, were estimated to be $298 million in 2011, up from $137 million in 2010

Confirmed. Contributions to defined benefit plans were $298 million in 2011, including the $200 million discretionary contribution made in January 2011.

Efficiency initiatives expected to result in approximately $50 million in restructuring costs in 2011 ($80 million in 2010 (IFRS). Incremental EBITDA savings for 2011, initially estimated at approximately $75 million, were subsequently revised to approximately $50 million (incremental savings of $134 million in 2010)

In 2011, restructuring costs were $35 million comprised of people-related initiatives and other initiatives, including the consolidation of real estate. Incremental EBITDA savings were approximately $69 million.

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

Confirmed. Financing costs decreased by $145 million in 2011 due to a lower effective interest rate, lack of an early redemption charge as recorded in 2010 and, to a lesser extent, lower average debt.

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)

Confirmed. In 2011, the blended statutory income tax rate was 27.2%, while the effective tax rate was 23.6%.

Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

Confirmed. The Company revised its full-year expectation to the top half of the original target range on May 5, 2011, and subsequently, to $150 to $190 million on August 5, 2011. Cash income taxes paid net of refunds received were $150 million, comprised of instalments for 2011 and final payments for the 2010 tax year made early in 2011.

1.5 Financial and operating targets for 2012

The following discussion and assumptions apply to TELUS’ 2012 targets presented in the Scorecard in Section 1.4. The 2012 targets and assumptions were originally announced on December 16, 2011, in the Company’s annual financial targets news release and accompanying investor conference call and webcast.

For 2012, consolidated revenue and EBITDA are expected to benefit from TELUS’ continued strong execution in wireless and data. Basic earnings per share is targeted to be 0 to 10% higher due to operating earnings growth and lower financing costs.

TELUS wireless revenue is forecast to increase principally due to subscriber growth, and possible ARPU growth. Subscriber loading is expected to benefit from a Canadian wireless industry penetration gain similar to 2011 of approximately four to 4.5 percentage points. TELUS expects to continue to benefit from the Company’s HSPA+ and LTE network investments, resulting in continued growth in data and roaming revenues helping to offset continued declines in voice ARPU. Wireless EBITDA is expected to increase due to revenue growth accompanied by continued large investments in smartphone customer acquisition and retention costs.

Wireline revenue is expected to reflect continued data revenue growth from Optik TV and high-speed Internet, as well from business services, offset by continued decreases in local and long distance service legacy revenues. Wireline EBITDA is expected to decrease, or post a slight increase, as growth in lower margin data services including Optik TV is not expected to fully offset declines in higher margin legacy services.

Consolidated capital expenditures are expected to be at about the same level as in 2011, or approximately $1.85 billion, driven by wireless capacity upgrades and ongoing deployment of a new LTE wireless network in urban markets. While wireline capital investments are expected to decline, TELUS intends to continue broadband infrastructure expansion and upgrades to support strong ongoing growth in Optik TV and high-speed Internet services. This includes completing the overlay of VDSL2 technology in the West and VDSL2 bonding in Eastern Quebec, as well as investing in new state-of-the-art Internet data centres to support market demand and internal requirements for cloud computing services. Due to revenue growth, consolidated capital intensity is expected to be approximately 17% of revenue in 2012, down from 18% in 2011.

TELUS made a $100 million discretionary special contribution to its defined benefit pension plans in January 2012. After including this contribution, TELUS’ aggregate funded position for its defined benefit pension plans is expected to be approximately 90% on a solvency basis. The accelerated discretionary contribution will benefit the 2012 pension recovery for accounting purposes and, since pension contributions are tax deductible, reduce cash taxes by approximately $25 million. The Company’s 2012 pension recovery was initially estimated to be $6 million and is revised to an estimated $12 million, or $22 million lower than in 2011.

Assumptions for 2012 targets

Ongoing intense wireless and wireline competition in both business and consumer markets

Continued downward re-pricing of legacy services

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Ongoing investments for deployment of LTE wireless technology in urban markets

Wireline data revenue growth greater than legacy revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber sales. Legacy revenue declines reflect continued erosion in network access lines and long distance revenue

A preliminary pension accounting discount rate was confirmed at 4.5% (75 basis points lower than 2011) and the preliminary expected long-term return was estimated at 6.5% and subsequently set at 6.75% (25 basis points lower than 2011)

A discretionary one-time pension contribution of $100 million was made in January 2012 (a similar discretionary one-time contribution of $200 million was made in January 2011)

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Financing costs of approximately $350 million ($377 million in 2011)

Statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).

2.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

2.1 General

The Company’s operating segments and reporting segments are wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

2.2 Summary of quarterly results

($ millions, except per share amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Operating revenues	2,690	2,622	2,554	2,531	2,554	2,461	2,400	2,377
Operating expenses
Goods and services purchased	1,316	1,178	1,134	1,098	1,235	1,036	997	968
Employee benefits expense	500	476	470	447	478	484	478	466
Depreciation and amortization	481	443	442	444	445	433	409	454
	2,297	2,097	2,046	1,989	2,158	1,953	1,884	1,888
Operating income	393	525	508	542	396	508	516	489
Financing costs	87	92	94	104	105	185	117	115
Income before income taxes	306	433	414	438	291	323	399	374
Income taxes	69	107	90	110	65	72	97	101
Net income	237	326	324	328	226	251	302	273
Net income attributable to Common Shares and Non-Voting Shares	246	325	321	327	225	250	301	272
Net Income per Common Share and Non-Voting Share
— Basic	0.76	1.00	0.99	1.01	0.70	0.78	0.94	0.85
— Diluted	0.75	1.00	0.98	1.00	0.70	0.78	0.94	0.85
Cash dividends declared per Common Share and Non-Voting Share	0.58	0.55	0.55	0.525	0.525	0.50	0.50	0.475
Additional information
EBITDA (1)	874	968	950	986	841	941	925	943
Restructuring costs included in EBITDA and Operating income	16	3	12	4	38	17	19	6

(1)             A non-GAAP measure (see Section 6.1 EBITDA). Equivalent to Operating income before depreciation and amortization expenses.

Trends

The consolidated revenue trend principally reflects: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and increasing ARPU; (ii) increased wireless equipment revenues; and (iii) growth in wireline data revenues, which now more than offsets declining legacy wireline voice and other service and equipment revenues. Beginning in 2011, newly consolidated Transactel operations and acquired wireless dealership businesses added revenues of $13 million, $13 million, $13 million and $11 million, respectively, in the fourth, third, second and first quarters, while impacts to Net income were insignificant.

Wireless network revenue reflects growing data revenue (47% growth in 2011), partly offset by declining voice revenues (a 4.1% decrease in 2011). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. The growing demand for wireless data may challenge network and spectrum capacity in the future. Year-over-year growth rates for data ARPU were 35%, 44%, 39% and 35%, respectively, in the fourth, third, second and first quarters of 2011, and 27%, 21%, 19% and 17%, respectively, for the fourth, third, second and first quarters of 2010. Recent moderation in the data ARPU growth trend is a result of competitive pressures on data driving bigger included-data buckets in rate plans, and an increasing number of unlimited messaging rate plans, as well as a jump in smartphone adoption and corresponding increase in usage in the latter part of 2010. Decreasing voice revenues reflect accelerating declines in voice ARPU, which decreased year over year in 2011 by 12%, 10%, 9.3% and 5.8%, respectively, for the fourth, third, second and first quarters of 2011. This reversed an improving trend in 2010, where year-over-year declines in voice ARPU were 5.2%, 6.7%, 7.2% and 9.5%, respectively, for the fourth, third, second and first quarters of 2010. Blended ARPU has increased year over year for five consecutive quarters, at 1.0%, 3.0%, 2.5%, 3.7%, and 1.9%, respectively, for the fourth, third, second and first quarters of 2011 and the fourth quarter of 2010, following several years of declines.

Wireless equipment revenues have generally increased year over year due to higher subscriber acquisition volumes, higher retention volumes and device upgrade revenues, as well as an increasing proportion of more expensive smartphones.

There is significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Wireless EBITDA typically decreases in the fourth quarter from heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The positive wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (up 62% in 2011) and price increases, as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. Growth in Internet revenues includes expansion of the Optik High Speed Internet subscriber base as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential NAL losses have moderated over the most recent six quarters — positively impacted by Optik TV and Optik High Speed Internet services and improved bundle offers. While business NALs reflected year-over-year growth in the first two quarters of 2011 due to implementation of wholesale services, the general trend, as reflected in the third and fourth quarters of 2011, is declining business NALs due to increased competition in the small and medium business market, as well as conversion of voice lines to more efficient IP services. The primary cable-TV competitor in Western Canada increased its promotional activity and incentives to win back and protect its subscriber base in 2011, which could affect Optik™ growth, NAL erosion rates, and costs of acquisition and retention in future. A sequential increase in residential NAL losses in the fourth quarter of 2011 was due to this increased promotional activity.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, increased costs of acquisition and retention for wireless subscribers, as well as fourth quarter wireless expense seasonality described above.

Employee benefits expenses starting in the second quarter of 2011 reflect increased full-time equivalent (FTE) staff resulting from acquisitions of Transactel and wireless dealership businesses, as well as targeted hiring to support TV, business and wireless growth, partly offset by lower employee-related restructuring costs and lower defined benefit plan expenses. Employee benefits expenses in 2010 reflected decreasing domestic FTE staff as a result of efficiency initiatives and attrition, partly offset by compensation increases and increasing international FTE staff to provide services for business customers and for internal purposes.

The sequential increase in depreciation and amortization expense in the fourth quarter of 2011 results from a $19 million write-down of assets in a foreign operation that are held for sale at December 31, 2011, as well as an increase in capital assets to facilitate subscriber growth. The sequential decrease in depreciation and amortization expenses in the second quarter of 2010 included a reduced depreciation run rate for TV set-top boxes resulting from an increase in their estimated useful lives, and the effect of reduced capital expenditures in the first half of 2010. Amortization expense in the second quarter of 2010 includes a reduction of approximately $5 million resulting from the recognition of investment tax credits (ITCs) following determination of eligibility by taxation authorities for assets capitalized in prior years that were fully amortized.

Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Quarterly financing costs in 2011 are lower than in the same periods in 2010 mainly due to lower effective interest rates from refinancing activities in 2010 and 2011, as well as the absence of an early redemption charge in 2011. Financing costs in the third quarter of 2010 include a $15 million charge in respect of final determinations for the regulatory deferral account, as well as a $52 million loss on early redemption of approximately 45% of the then outstanding principal amount of 8% U.S. dollar Notes and unwinding of related cross currency interest rate swap agreements. The partial redemption was financed with a new lower cost, 10-year, $1 billion 5.05% Note issue.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Approximate Net income impact	10	—	11	—	10	9	10	1
Approximate EPS impact	0.03	—	0.03	—	0.03	0.03	0.03	—
Approximate basic EPS excluding income tax-related impacts	0.73	1.00	0.96	1.01	0.67	0.75	0.91	0.85

2.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 2.4 Wireless segment, Section 2.5 Wireline segment and Section 4.2 Cash used by investing activities — capital expenditures.

Operating revenues	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Service	2,447	2,337	4.7%	9,606	9,131	5.2%
Equipment	216	206	4.9%	719	611	17.7%
	2,663	2,543	4.7%	10,325	9,742	6.0%
Other operating income	27	11	145.5%	72	50	44.0%
	2,690	2,554	5.3%	10,397	9,792	6.2%

Consolidated Operating revenues increased by $136 million and $605 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

•                  Service revenues increased by $110 million and $475 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. Wireless service revenues increased year over year by $77 million (6.3%) and $395 million (8.5%), respectively, for the quarter and full year, principally due to growth in wireless data network revenues from subscriber growth and accelerated smartphone adoption, which exceeded declines in voice network revenue. Wireline service revenues increased year over year by $33 million (3.1%) and $80 million (1.8%), respectively, for the quarter and full year, as growth in data services, including Optik TV and Optik High Speed Internet, exceeded the decline in legacy voice local and long distance services.

•                  Equipment revenues increased by $10 million and $108 million, respectively in the fourth quarter and full year of 2011 when compared to the same periods in 2010. Wireless equipment sales increased year over year by $6 million and $51 million, respectively, for the quarter and full year, as a result of higher subscriber acquisition and retention volumes, an increased sales mix of more expensive smartphones including device upgrades, and to a lesser extent, the increased sales of tablets. Wireline equipment sales increased year over year by $4 million and $57 million, respectively, in the quarter and full year, mainly due to increased data equipment sales to enterprises.

•                  Other operating income is comprised of high cost serving area portable subsidies, recognition of amounts from the price cap deferral account and recovery of employee costs under eligible government programs, as well as investment gains, income or losses, and gains or losses on disposal of real estate assets. Other operating income increased year over year by $16 million and $22 million, respectively, in the fourth quarter and full year of 2011. The increase in the fourth quarter of 2011 reflects higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral liability account to recognize the provisioning of broadband internet service to a number of qualifying rural communities, partly offset by lower portable subsidy revenue. The full year increase also includes the $17 million non-cash gain on Transactel.

Operating expenses	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Goods and services purchased	1,316	1,284	6.6%	4,726	4,236	11.6%
Employee benefits expense	500	478	4.6%	1,893	1,906	(0.7)%
Depreciation	342	342	—	1,331	1,339	(0.6)%
Amortization of intangible assets	139	103	35.0%	479	402	19.2%
	2,297	2,158	6.4%	8,429	7,883	6.9%

Consolidated operating expenses increased by $139 million and $546 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

•                  Goods and services purchased increased year over year by $81 million and $490 million, respectively, in the fourth quarter and full year, reflecting higher wireless costs of acquisition and retention and increased content and support costs to grow and manage wireline Optik TV services.

•                  Employee benefits expense increased by $22 million in the fourth quarter of 2011 and decreased by $13 million in the full year of 2011 when compared to the same periods in 2010. Wage and salary expenses increased by $52 million in the fourth quarter and $85 million for the year primarily due to the following: inclusion of Transactel operations since February 2011 and acquired TELUS-branded wireless dealership businesses in 2011, hiring to support the growing wireless and TV subscriber bases, bargaining unit rate increases effective since July 2011, and management salary and compensation increases effective April 2011. The decrease for the full year mainly reflects lower employee-related restructuring costs, a higher defined benefit pension plan recovery, lower share-based compensation expenses mainly due to employees choosing to settle their options other than through a net-cash settlement feature, and higher capitalization of labour, partly offset by increased wage and salary expenses.

•                  Depreciation expense was unchanged in the fourth quarter of 2011 and decreased by $8 million in the full year of 2011 when compared to the same periods in 2010. Lower depreciation expenses were largely due to an increase in fully depreciated assets and lower year-to-date depreciation for TV set-top boxes caused by lengthening the expected service lives in the second quarter of 2010, largely offset by growth in wireless HSPA+ and other capital assets and acquired Transactel assets.

•                  Amortization of intangible assets increased year over year by $36 million and $77 million, respectively, in the fourth quarter and full year. The increases were principally due to ongoing capital investments in network and administrative software assets, a $19 million write-down of foreign operation’s assets held for sale at the end of 2011, amortization resulting from acquisitions of Transactel and wireless dealership businesses in 2011. In addition, $5 million of investment tax credits were recognized in the second quarter of 2010.

Operating income	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
	393	396	(0.8)%	1,968	1,909	3.1%

Operating income decreased by $3 million in the fourth quarter of 2011 and increased by $59 million in the full year of 2011 when compared to the same periods in 2010. The decrease for the quarter was mainly due to the write-down of a foreign operation’s assets held for sale recorded in amortization expense. The increase for the full year was principally due to higher wireless EBITDA that was partly offset by increased amortization expenses and lower wireline EBITDA. Wireless EBITDA increased year over year by $29 million and $166 million, respectively, in the quarter and full year (see Section 2.4). Wireline EBITDA increased year over year by $4 million in the fourth quarter of 2011, but decreased year over year by $38 million in the full year (see Section 2.5).

Financing costs	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Interest expense, excluding loss on redemption of debt	91	106	(14.2)%	389	475	(18.1)%
Loss on redemption of debt	—	—	—	—	52	n/m
Interest income and foreign exchange	(4)	(1)	n/m	(12)	(5)	(140.0)%
	87	105	(17.1)%	377	522	(27.8)%

Financing costs decreased by $18 million and $145 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. The decrease for the year was due in part to the September 2010 loss recorded for early partial redemption of U.S. dollar Notes and settlement of related cross currency interest rate swap agreements. Interest expense excluding the loss on debt redemption decreased by $15 million and $86 million, respectively, in the quarter and full year periods, mainly due to a lower effective interest rate on long-term debt resulting from financing activities in the second quarter of 2011 and third quarter of 2010. The decrease for the full year was also due to a $15 million charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account.

Lower effective interest rates in 2011 resulted from: (i) the September 2010 early partial redemption of 8% U.S. dollar Notes and unwinding of associated cross currency interest rate swap agreements, funded with a July 2010, 5.05% debt issue; and (ii) maturity of the remaining U.S. dollar Notes on June 1, 2011, and settlement of the remaining cross currency interest rate swap agreements, funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Income taxes	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2011	2010	Change		2011	2010	Change
Basic blended tax at weighted average statutory income tax rates	84	84	—		433	402	7.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(12)	(12)	n/m		(37)	(44)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(9)	(16)	n/m		(20)	(35)	n/m
Share option award compensation	(1)	7	n/m		(1)	10	n/m
Other	7	2	n/m		1	2	n/m
	69	65	6.2%		376	335	12.2%
Blended federal and provincial statutory tax rates (%)	27.4	28.9	(1.5	)pts.	27.2	29.0	(1.8	)pts.
Effective tax rates (%)	22.3	22.3	—		23.6	24.1	(0.5	)pts.

Basic blended statutory income taxes were unchanged in the fourth quarter of 2011 and increased by $31 million in the full year of 2011, when compared to the same periods in 2010, due to increased pre-tax income, offset by a lower blended statutory income tax rate. The effective tax rates were lower than the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences.

Net income	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
	237	226	4.9%	1,215	1,052	15.5%

Net income increased by $11 million and $163 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. See summary analysis in Section 1.3.

Other comprehensive income (OCI)	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Items that may be subsequently reclassified to income	(1)	(2)	50.0%	10	54	(81.5)%
Item never subsequently reclassified to income	(408)	(197)	(107.1)%	(851)	(214)	n/m
	(409)	(199)	(105.5)%	(841)	(160)	n/m

OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans, which are likely to fluctuate from period to period.

2.4 Wireless segment

Wireless segment revenues increased by $87 million and $455 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

Operating revenues – wireless segment	Fourth quarters ended December 31				Years ended December 31
($ in millions, except ratios)	2011	2010	Change		2011	2010	Change
Voice	811	874	(7.2)%		3,326	3,470	(4.1)%
Data	466	326	42.9%		1,678	1,141	47.1%
Network revenue	1,277	1,200	6.4%		5,004	4,611	8.5%
Equipment and other	147	137	7.3%		458	401	14.2%
External operating revenues	1,424	1,337	6.5%		5,462	5,012	9.0%
Intersegment revenue	9	9	—		38	33	15.2%
Total operating revenues	1,433	1,346	6.5%		5,500	5,045	9.0%
Data revenue to network revenue (%)	36	27	9	pts.	34	25	9	pts.

•                  Network revenue increased year over year by $77 million and $393 million, respectively, in the fourth quarter and full year of 2011.

Voice revenue decreased year over year by $63 million and $144 million, respectively, in the fourth quarter and full year of 2011, due to the ongoing trend of declining voice ARPU. Voice ARPU was $37.43 in the fourth quarter of 2011 and $39.20 for the full year of 2011, reflecting year-over-year decreases of $5.04 (12%) for the quarter and $4.05 (9.4%) for the full year. Voice ARPU declines reflect an increasing shift towards higher data usage as clients move to more data-centric rate plans, and substitute text messaging, instant messaging and voice applications for voice calls. The voice ARPU decline also reflects increased use of included-minute rate plans as subscribers shift usage patterns and optimize pricing, an increasing volume of mobile Internet connection device and tablet subscriptions where there is no voice revenue, lower Mike™ service ARPU, lower long distance usage and an increased penetration of the lower ARPU Koodo brand, partly offset by increased roaming volumes.

Data revenue increased year over year by $140 million and $537 million, respectively, in the fourth quarter and full year of 2011. The increases reflect subscriber growth and strength in smartphone service revenues and text messaging driven by increased smartphone penetration, increased adoption of data plans, growth in mobile Internet connection devices and tablets, increased rates for pay-per-use text messaging, as well as higher data roaming volumes partly offset by lower roaming rates. Data ARPU was $21.65 and $19.90, respectively, in the fourth quarter and full year of 2011, reflecting year-over-year increases of $5.64 (35%) for the quarter and $5.51 (38%) for the full year.

Blended ARPU was $59.08 and $59.10, respectively, in the fourth quarter and full year of 2011, reflecting increases of $0.60 or 1% and $1.46 or 2.5%, respectively, from the same periods in 2010. Growth in blended ARPU primarily reflects increasing data usage and roaming, partly offset by declining voice usage and pricing. See Section 2.2 for ARPU trends.

Increased gross subscriber additions reflect an enhanced handset line-up, promotional activity, and continued efforts to attract high-value postpaid customers including to Koodo services, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased year over year by

3.4% and 5.1%, respectively, in the fourth quarter and full year of 2011. Postpaid gross additions increased year over year by 9.6% and 11%, respectively, in the fourth quarter and full year of 2011. Prepaid gross additions decreased by 9.9% and 6.9%, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010, as the Company chose not to match certain offers from competitors.

Gross subscriber additions increased by 16,000 and 88,000, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010, while net subscriber additions increased by 10,000 in the fourth quarter and decreased by 78,000 for the full year, when compared to the same periods in 2010. Postpaid net additions were higher by 39,000 and 10,000, respectively, in the fourth quarter and full year of 2011, despite higher churn rates resulting from the loss of a wireless contract with the federal government to a low bid by an incumbent competitor (losses of 10,000 subscribers and 77,000 subscribers, respectively, in the fourth quarter and full year of 2011, adding 7 basis points and 11 basis points to churn, respectively, in the fourth quarter and full year of 2011). Aside from federal government subscriber losses, postpaid net additions were strong and reflect successful retention efforts of high-value subscribers. Lower overall net additions reflect increased competitive intensity from new entrants particularly in the lower value and prepaid segments, and new or re-launched incumbent competitor brands. Increased competitive intensity was evident in price competition and an increased number of unlimited-usage rate plans offers entailing higher handset subsidies from both new entrants and established national competitors. The blended monthly wireless subscriber churn rates were 1.67% and 1.68%, respectively, in the fourth quarter and the full year of 2011, as compared to 1.72% and 1.57%, respectively, in the same periods in 2010. Churn rates for the fourth, third and second quarters of 2011 were stable at 1.67% following 1.70% in the first quarter of 2011.

The Company has experienced an acceleration of smartphone adoption rates. Smartphones represented 74% and 66% of postpaid gross additions, respectively, in the fourth quarter and full year of 2011, as compared to 46% and 37%, respectively, in the fourth quarter and full year of 2010. Cumulatively, smartphone subscribers represented 53% of the postpaid subscriber base at December 31, 2011, as compared to 33% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

•                  Equipment and other revenues increased year over year by $10 million and $57 million, respectively, in the fourth quarter and full year of 2011, largely due to higher acquisition and retention volumes, a greater smartphone loading mix for retained and new subscribers, increased revenues from postpaid clients upgrading to new devices before the end of their contracts, and for the full year, increased accessories revenues. The increase was partly offset by competitive pressure to lower handset prices, which drove higher handset subsidies. In addition, a $3 million recovery of employee costs under eligible government-sponsored employment programs was recognized in the fourth quarter of 2011.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	At December 31
	2011	2010	Change
Subscribers (000s)
Postpaid	6,130	5,705	7.4%
Prepaid	1,210	1,266	(4.4)%
Total	7,340	6,971	5.3%
Proportion of subscribers that is postpaid (%)	83.5	81.8	1.7	pts.
Total digital POP (1) coverage (millions) (2)	34.4	33.8	1.8%
HSPA+ POP coverage (millions) (2)	33.8	33.1	2.1%

	Fourth quarters ended Dec. 31				Years ended December 31
	2011	2010	Change		2011	2010	Change
Subscriber gross additions (000s)
Postpaid	354	323	9.6%		1,286	1,160	10.9%
Prepaid	137	152	(9.9)%		512	550	(6.9)%
Total	491	475	3.4%		1,798	1,710	5.1%
Subscriber net additions (000s)
Postpaid	148	109	35.8%		425	415	2.4%
Prepaid	(19)	10	n/m		(56)	32	n/m
Total	129	119	8.4%		369	447	(17.4)%
ARPU (3) ($)	59.08	58.48	1.0%		59.10	57.64	2.5%
Churn, per month (3) (%)	1.67	1.72	(0.05	)pts.	1.68	1.57	0.11	pts.
Average monthly minutes of use per subscriber (MOU)	334	352	(5.1)%		332	361	(8.0)%
COA (4) per gross subscriber addition (3) ($)	421	388	8.5%		386	350	10.3%
Retention spend to network revenue (3) (%)	13.6	14.2	(0.6	)pts.	12.4	11.6	0.8	pts.
EBITDA to network revenue (%)	39.2	39.3	(0.1	)pts.	43.7	43.8	(0.1	)pts.

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area. Canada’s population was estimated at 34.6 million in October 2011 (Statistics Canada website).

(2)             Including roaming/resale and network access agreements, principally with Bell Canada.

(3)             See Section 6.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)             Cost of acquisition.

Operating expenses – wireless segment	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Equipment sales expenses	373	330	13.0%	1,237	1,015	21.9%
Network operating expenses	166	162	2.5%	662	640	3.4%
Marketing expenses	130	142	(8.5)%	464	440	5.5%
General and administration (G&A) expenses
Employee benefits expense	148	131	13.0%	540	508	6.3%
Other G&A expenses	116	110	5.5%	411	422	(2.6)%
Total operating expenses	933	875	6.6%	3,314	3,025	9.6%

Wireless segment expenses increased by $58 million and $289 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

•                  Equipment sales expenses increased year over year by $43 million or 13% in the fourth quarter of 2011 and by $222 million or 22% for the full year of 2011. The increases reflect higher acquisition and retention volumes, as well as higher per-unit costs due to increased smartphone loading for both new subscribers and migration of existing clients, including a higher proportion of upgrades to iPhone, BlackBerry and Android devices facilitated by the Clear and Simple Device Upgrade program and, to a lesser extent, higher accessories costs.

•                  Network operating expenses increased by approximately 3% year over year, or $4 million and $22 million, respectively, in the fourth quarter and full year of 2011, reflecting a slower rate of increase compared to 8.5% annual network revenue growth. The increase in network operating expenses reflects growth in roaming volumes, partly offset by reduced roaming rates. Revenue-share and licensing costs were largely flat in the fourth quarter and full year as increases in revenue-share volumes to third parties and licensing volumes to service providers, resulting from strong data growth from increasing penetration of smartphones, were offset by lower negotiated revenue-share and licensing rates.

•                  Marketing expenses decreased by $12 million year over year in the fourth quarter of 2011 and increased by $24 million year over year for the full year. The decrease for the quarter primarily reflects lower advertising and promotions expenses, and to a lesser extent, lower commissions as a result of the Company acquiring certain TELUS-branded wireless dealership businesses. The increase for the full year was due to higher commissions related to higher volumes including greater smartphone activations, as well as higher advertising and promotions expenses for the back-to-school season during the third quarter of 2011.

•                 COA per gross subscriber addition increased year over year by $33 or 8.5% in the fourth quarter of 2011 and by $36 or 10% for the full year of 2011. The increases were primarily due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, and, to a lesser extent, higher commissions to support an increasing number of higher value smartphone devices. The increases were partly offset by lower advertising and promotions costs in the fourth quarter.

•                  Retention costs as a percentage of network revenue decreased by 0.6 percentage points to 13.6% in the fourth quarter of 2011 and increased by 0.8 percentage points to 12.4% for the full year of 2011, when compared to the same periods in 2010. The fourth quarter retention cost ratio decreased as network revenue growth exceeded the growth in retention volumes, and the Company realized commission savings from the acquisition of certain TELUS-branded wireless dealerships. The full year retention cost ratio increased due to higher retention volumes and higher per-unit subsidy costs as a significantly larger number of clients migrated to smartphones or upgraded their devices before the end of their contracts, partly offset by network revenue growth of 8.5% and commission savings.

•                  Total G&A expenses increased year over year by $23 million or 9.5% in the fourth quarter and by $21 million or 2.3% for the full year. The increase for the quarter reflects the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011, which for the full year, was more than offset by improved efficiency in supporting subscriber base growth of 5.1%.

Employee benefits expense increased year over year by $17 million and $32 million, respectively, in the fourth quarter and full year, reflecting increases in compensation and domestic FTE employees. The increase in FTE employees was due to the acquisition of certain dealership businesses, as well as hiring to support the growing subscriber base.

Other G&A expenses increased year over year by $6 million in the fourth quarter and decreased year over year by $11 million for the full year. The increase for the fourth quarter reflects increased vendor expenses to support subscriber growth. The decrease for the full year reflects a lower doubtful accounts expense and one-time supplier credits of $11 million recorded in the second quarter of 2011, partly offset by higher external labour costs in 2011 to support the growing subscriber base and one-time operating savings in the first quarter of 2010.

EBITDA – wireless segment	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2011	2010	Change		2011	2010	Change
EBITDA	500	471	6.2%		2,186	2,020	8.2%
EBITDA margin (%)	34.9	35.0	(0.1	)pts.	39.7	40.0	(0.3	)pts.

The wireless segment EBITDA increased by $29 million and $166 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. This reflects improvement in data revenue and postpaid subscriber growth, improved operating efficiency and one-time operating savings in the second quarter of 2011, partly offset by increased acquisition and retention costs. EBITDA margins were slightly lower than in 2010, as the rate of increase in costs of acquisition and retention, affected by acceleration of smartphone adoption rates over the past year, was not fully offset by data network revenue growth and improved operating efficiency.

2.5 Wireline segment

Total wireline segment revenues increased by $51 million and $164 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

Operating revenues – wireline segment	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Data service and equipment	680	591	15.1%	2,578	2,268	13.7%
Voice local service	368	395	(6.8)%	1,514	1,647	(8.1)%
Voice long distance service	115	130	(11.5)%	477	530	(10.0)%
Other services and equipment	79	89	(11.2)%	296	283	4.6%
Service and equipment revenues	1,242	1,205	3.1%	4,865	4,728	2.9%
Other operating income	24	12	100.0%	70	52	34.6%
External operating revenues	1,266	1,217	4.0%	4,935	4,780	3.2%
Intersegment revenue	42	40	5.0%	164	155	5.8%
Total operating revenues	1,308	1,257	4.1%	5,099	4,935	3.3%

Service and equipment revenues increased by $37 million and $137 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

•                  Wireline data service and equipment revenues increased year over year by $89 million and $310 million, respectively, in the fourth quarter and full year of 2011. The increase resulted principally from: (i) strong subscriber growth in TELUS TV services as a result of the enhanced Optik TV service experience and bundle offers first launched in June 2010, a $3 per month increase beginning April 2011 for the basic TV service subscribers not on rate protection plans, as well as varying rate increases for theme package selections in April and October; (ii) increased Internet and enhanced data services due to growth in service revenues from implementation of recent large enterprise deals, as well as the pull-through effect of bundle offers including Optik High Speed services that enable TELUS to win and retain subscribers, and a $2 per month increase beginning April 2011 for Internet subscribers not on rate protection plans; and (iii) increased data equipment sales, including sales to business customers. Managed workplace revenues increased due to growth from newly consolidated revenues from Transactel beginning February 1, 2011, partly offset by a one-time high-margin software application sale in the first quarter of 2010. These increases were partly offset by ongoing declines in legacy basic data services.

Wireline operating indicators

	At December 31
(000s)	2011	2010	Change
Internet subscribers
High-speed	1,242	1,167	6.4%
Dial-up	44	62	(29.0)%
Total	1,286	1,229	4.6%
TELUS TV subscribers	509	314	62.1%

	Fourth quarters ended Dec. 31			Years ended December 31
(000s)	2011	2010	Change	2011	2010	Change
Internet subscriber net additions (losses)
High-speed	24	18	33.3%	75	39	92.3%
Dial-up	(4)	(6)	33.3%	(18)	(25)	28.0%
Total	20	12	66.7%	57	14	n/m
TELUS TV subscriber net additions	56	48	16.7%	196	144	36.1%

Net additions of high-speed Internet subscribers and TELUS TV subscribers improved in 2011 when compared to 2010, due to the positive impact from the launch of the new Optik service brands in June 2010. The enhanced bundling capabilities and retention offers, combined with ongoing service enhancements, have contributed to increased customer demand and improved customer churn across all major product lines. TELUS largely completed the conversion of IP TV residential subscribers on older technology platforms to Microsoft Mediaroom technology in the first half of 2011.

•                  Voice local service revenue decreased year over year by $27 million and $133 million, respectively, in the fourth quarter and full year of 2011. The decreases reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, bundle offers in deregulated urban markets, and technological substitution to wireless and Internet-based services. The decrease also reflects the decline in business voice lines from technological substitution to data services and competitor activity including price competition. These factors were partly offset by varying increases in monthly local rates.

Wireline operating indicators

	At December 31
(000s)	2011	2010	Change
Network access lines (NALs)
Residential	1,915	2,046	(6.4)%
Business	1,678	1,693	(0.9)%
Total	3,593	3,739	(3.9)%

	Fourth quarters ended Dec. 31			Years ended December 31
(000s)	2011	2010	Change	2011	2010	Change
Net (losses) additions in NALs
Residential	(37)	(37)	—%	(131)	(177)	26.0%
Business	(11)	(18)	38.9%	(15)	(50)	70.0%
Total	(48)	(55)	12.7%	(146)	(227)	35.7%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses were flat in the fourth quarter and improved by 46,000 for the full year of 2011 when compared to the same periods in 2010, largely due to the sustained positive pull-through effect of bundling offers including Optik TV and Optik High Speed Internet services, which gained traction since launched in June 2010.

Business NAL losses in 2011 reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP services, partly offset by the implementation of voice and data services for a wholesale customer in the first half of 2011. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services causes a decrease in business NALs.

•                  Voice long distance service revenue decreased year over year by $15 million and $53 million, respectively, in the fourth quarter and full year of 2011. The decreases reflect ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

•                  Other service and equipment revenues decreased by $10 million in the fourth quarter of 2011 and increased by $13 million for the full year of 2011 when compared to the same periods in 2010. The decrease for the quarter was due to $8 million of revenue recognized in the fourth quarter of 2010 from CRTC Telecom Decision 2010-900 Review of the large incumbent local exchange carriers’ support structure service rates. This was partly offset by increased voice equipment sales and rent on jointly used distribution facilities for the full year.

Other operating income increased by $12 million and $18 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. The increase in the fourth quarter of 2011 reflects higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral liability account to recognize the provisioning of broadband internet service to a number of qualifying rural communities, partly offset by lower portable subsidy revenue. The full year increase also includes the $17 million non-cash gain on Transactel recorded in 2011.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Goods and services purchased	582	540	7.8%	2,154	1,907	13.0%
Employee benefits expense	352	347	1.4%	1,353	1,398	(3.2)%
	934	887	5.3%	3,507	3,305	6.1%

Wireline operating expenses increased by $47 million and $202 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010.

•                  Goods and services expenses increased by $42 million and $247 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. The increases reflect higher content and support costs for TELUS TV growth (62% year-over-year increase in the subscriber base), higher external labour costs to support an increased customer base, higher advertising and promotions costs primarily supporting Optik TV and Optik High Speed Internet marketing campaigns, higher cost of goods sold to support increased equipment sales, restructuring costs in 2011 associated with real estate consolidation, one-time supplier credits in the third quarter of 2010, as well as slightly higher network transit and termination costs for the full year due to increased volumes and higher blended rates.

•                  Employee benefits expense increased by $5 million in the fourth quarter of 2011 and decreased by $45 million for the full year of 2011 when compared to the same periods in 2010. The increase for the fourth quarter reflects the inclusion of Transactel operations, compensation increases, and increased domestic FTE employees to support the growing subscriber base, partly offset by lower employee-related restructuring costs and higher defined benefit pension plan recoveries. The decrease for the full year includes lower employee-related restructuring costs, higher defined benefit pension plan recoveries, lower share-based compensation expenses and a one-time benefit liability recovery in the second quarter of 2011, partly offset by the inclusion of Transactel operations since February 1, 2011, compensation increases, and increased domestic FTE employees.

EBITDA – wireline segment	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2011	2010	Change		2011	2010	Change
EBITDA	374	370	1.1%		1,592	1,630	(2.3)%
Deduct Transactel gain	(1)	—	n/m		(17)	—	n/m
Adjusted EBITDA	373	370	0.8%		1,575	1,630	(3.4)%
Adjusted EBITDA margin (%)	28.5	29.4	(0.9	)pts.	31.0	33.0	(2.0	)pts.

The wireline segment EBITDA increased by $4 million in the fourth quarter of 2011 and decreased by $38 million for the full year of 2011 when compared to the same periods in 2010. Adjusted EBITDA, which excludes the non-cash Transactel gain, increased by $3 million for the quarter and decreased by $55 million for the full year. Decreases in adjusted EBITDA and adjusted EBITDA margins primarily reflect ongoing declines in higher margin legacy voice services that were not fully offset by growth in lower margin data services.

3.              Changes in financial position

Financial position at:	December 31,
($ millions)	2011	2010	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	46	17	29	171%	See Section 4: Liquidity and capital resources
Accounts receivable	1,428	1,318	110	8%

Includes an increase in wireless receivables due to growth in postpaid ARPU and subscribers, an increase in accrued vendor rebates earned and amounts from the consolidation of Transactel beginning February 2011

Income and other taxes receivable	66	62	4	6%	Primarily reflects instalments for 2011, net of current income tax expense including adjustments for reassessments for prior years
Inventories	353	283	70	25%	Primarily an increase in average cost and volume of wireless handsets due to a higher smartphone mix
Prepaid expenses	144	113	31	27%	Mainly an increase in prepaid maintenance contracts and deposits for building an Internet data centre
Derivative assets	14	4	10	n/m	Primarily fair value adjustments to hedges for restricted share units and wireless handsets
Current liabilities
Short-term borrowings	404	400	4	1%

Comprised of $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized trade receivables (see Section 4.6), as well as a draw on bank facilities at December 31, 2011

Accounts payable and accrued liabilities	1,419	1,477	(58)	(4)%	Primarily a decrease in trade payables resulting from lower fourth quarter capital expenditures in 2011 when compared to the fourth quarter of 2010
Income and other taxes payable	25	6	19	n/m	Primarily reflects a difference in instalments and income tax expense in 2011
Dividends payable	188	169	19	11%

The dividend payable at December 31, 2011 (paid January 3, 2012), reflects an increase in the dividend rate and a small increase in shares outstanding as compared to the dividend payable at December 31, 2010 (paid January 4, 2011)

Advance billings and customer deposits	655	658	(3)	—%

Reflects payment of $53 million of rebates in respect of the price cap deferral account (see Section 4.1) and recognition in revenues of deferral account amounts for approved broadband build and disability access initiatives, net of an increase in advance billings from wireless subscriber growth, and a reclassification of $23 million from non-current Provisions

Provisions	88	122	(34)	(28)%	Includes a $48 million net reduction in restructuring provisions as payments for past initiatives exceeded new obligations
Current maturities of long-term debt	1,066	847	219	26%

Includes the $300 million, 4.5% Series CC Notes becoming current (maturing March 2012) and a $662 million increase in commercial paper, net of repayment of matured U.S. dollar Notes on June 1 (December 31, 2010 balance of $736 million)

Derivative liabilities	—	419	(419)	(100)%

Includes settlement of derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes (December 31 balance of $404 million), and fair value adjustments for share options and unwinding option hedges

Working capital (1)	(1,794)	(2,301)	507	22%	Repayment of matured U.S. dollar Notes and settlement of related derivative liabilities were funded in part by a $600 million long-term Note issue

(1)             Current assets subtracting Current liabilities.

Changes in financial position, continued.

Financial position at:	December 31,
($ millions)	2011	2010	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	7,964	7,831	133	2%	See Capital expenditures in Section 4.2 Cash used by investing activities and Depreciation in Section 2.3
Intangible assets, net	6,153	6,152	1	—%

See Capital expenditures in Section 4.2 Cash used by investing activities and Amortization in Section 2.3. Acquisitions in 2011 added $61 million. Included in the balances for both periods are wireless spectrum licences of $4,867 million

Goodwill, net	3,661	3,572	89	2%

Includes increases from the acquisition of Transactel (Barbados) Inc. ($72 million) and wireless dealership businesses ($38 million), partly offset by a $19 million goodwill write-down for a foreign operation’s assets held for sale

Other long-term assets	81	235	(154)	(66)%

The decrease was principally due to the employee defined benefit plans actuarial loss (in Other comprehensive income), partly offset by funding including the January 2011, $200 million discretionary contribution

Investments	21	37	(16)	(43)%	The decrease reflects a reduction due to acquisition of control and subsequent consolidation of Transactel (Barbados) Inc., slightly offset by changes in minor investments
Non-current liabilities
Provisions	122	204	(82)	(40)%

Includes reclassification of $23 million to Advance billings and $77 million to other long-term liabilities, net of an increase in asset retirement obligations and a written put option on the remaining 5% ownership interest in Transactel

Long-term debt	5,508	5,209	299	6%	Includes the May 2011 issue of $600 million Series CI, 3.65% five-year Notes, net of the reclassification of $300 million, 4.5% Series CC TELUS Corporation Bond to Current liabilities
Other long-term liabilities	1,343	649	694	107%	Primarily an increase in pension and post-retirement liabilities (see changes in Other long-term assets, above). Also includes a $77 million reclassification from long-term provisions
Deferred income taxes	1,600	1,683	(83)	(5)%	Includes deferred income taxes relating to unrealized gains and losses on derivatives and pension plan liabilities
Owners’ equity
Common Share and Non-Voting Share equity	7,513	7,759	(246)	(3)%

Principally dividends declared of $715 million and an Other comprehensive loss of $841 million due to actuarial losses in defined benefit plans, partly offset by Net income of $1,219 million and an increase in share capital

Non-controlling interests	—	22	(22)	(100)%	Reflects transactions in respect of Transactel and reclassification of certain assets of a foreign operation to assets held for sale

4.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In both 2011 and 2010, cash provided by operating activities exceeded cash used by investing activities. As well, in 2010, long-term debt was reduced and the average term to maturity of debt was extended through refinancing activities.

Summary of Consolidated statements of cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2011	2010	Change	2011	2010	Change
Cash provided by operating activities	742	638	16.3%	2,550	2,670	(4.5)%
Less:
Cash used by investing activities	548	501	9.4%	1,968	1,731	13.7%
Cash used by financing activities	204	170	20.0%	553	963	(42.6)%
Increase (decrease) in cash and temporary investments, net	(10)	(33)	—	29	(24)	—
Cash and temporary investments, net, beginning of period	56	50	—	17	41	—
Cash and temporary investments, net, end of period	46	17	170.6%	46	17	170.6%

4.1 Cash provided by operating activities

Cash provided by operating activities increased by $104 million in the fourth quarter of 2011 and decreased by $120 million in the full year of 2011 when compared to the same periods in 2010.

The year-over-year increase in operating cash flows for the fourth quarter was primarily due to:

•                  Adjusted EBITDA increased by $32 million (see Section 1.3)

•                  Interest paid decreased by $34 million mainly due to a lower effective interest rate arising from refinancing activities in the third quarter of 2010 and second quarter of 2011 (see Financing costs in Section 2.3)

•                  Other comparative changes in non-cash working capital.

Partly offset by

•                  Higher restructuring payments net of restructuring expense of $40 million

•                  Income taxes received, net of payments, decreased by $19 million.

The year-over-year decrease in operating cash flows for the full year was primarily due to the following:

•                  Increased employer contributions to defined benefit plans net of defined benefit plans expense, of $181 million, mainly due to a discretionary contribution of $200 million made in January 2011

•                  Rebates provided to residential wireline subscribers in non-high cost serving areas were $53 million, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition

•                  Higher restructuring payments net of restructuring expense of $24 million

•                  Comparative changes in non-cash working capital including an increase in inventories in 2011 and decrease in accounts payable in 2011 (see Section 3) compared to an increase in accounts payable in 2010.

Partly offset by:

•                  A $161 million decrease in income taxes paid, net of recoveries received, due mainly to a larger final payment in the first quarter of 2010 in respect of the preceding year’s income taxes

•                  A $111 million increase in adjusted EBITDA

•                  A $101 million decrease in interest paid due to the prior year $52 million loss on debt redemption, as well as from a lower effective interest rate arising from refinancing activities in the third quarter of 2010 and second quarter of 2011.

4.2 Cash used by investing activities

Cash used by investing activities increased by $47 million and $237 million, respectively, in the fourth quarter and full year of 2011 when compared to the same periods in 2010. The increase for the quarter was mainly due to the acquisition of additional independent wireless dealership businesses as well as comparative changes in non-cash investing working capital, partly offset by $52 million lower capital expenditures. The increase for the full year was primarily due to higher capital expenditures, $81 million to acquire certain independent TELUS-branded wireless dealership businesses, and $20 million in the first quarter of 2011 to increase TELUS’ equity interest in Transactel (also see Acquisition of additional equity interest in subsidiary from non-controlling interest in Section 4.3).

Capital expenditures	Fourth quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2011	2010	Change		2011	2010	Change
Wireless segment	168	192	(12.5)%		508	463	9.7%
Wireline segment	344	372	(7.5)%		1,339	1,258	6.4%
Total capital expenditures	512	564	(9.2)%		1,847	1,721	7.3%
Adjusted EBITDA less capital expenditures (1)	361	277	30.3%		1,914	1,929	(0.8)%
Capital intensity (2) (%)	19	22	(3	)pts.	18	18	—

(1)             See Section 6.1 EBITDA for the calculation and description.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

In 2011, total capital expenditures decreased by $52 million in the fourth quarter of 2011 and increased by $126 million for the full year, when compared to the same periods in 2010. Capital intensity for the full year was consistent with 2010. Adjusted EBITDA less capital expenditures decreased by $15 million in 2011 as higher capital expenditures were nearly offset by higher adjusted EBITDA.

•                  Wireless segment capital expenditures decreased by $24 million in the fourth quarter of 2011 and increased by $45 million for the full year, when compared to the same periods in 2010. The decrease for the quarter reflects lower expenditures for common network elements and higher prior year investments in efficiency initiatives, partly offset by expenditures for building an urban 4G LTE network. The increase for the full year reflects expansion of network capacity and coverage, including construction of the urban 4G LTE network and ongoing roll out of dual-cell HSPA+ technology, partly offset by higher prior year investments in efficiency initiatives. TELUS launched services on its urban 4G LTE network in February 2012.

Wireless capital intensity was 9% in 2011 and 2010, while wireless cash flow (EBITDA less capital expenditures) was $1,678 million in 2011, up $121 million or 7.8% from 2010.

•                  Wireline segment capital expenditures decreased by $28 million in the fourth quarter of 2011 and increased by $81 million for the full year, when compared to the same periods in 2010. The decrease for the quarter mainly reflects higher prior-year expenditures for broadband network expansion, partly offset by expenditures to support growth in Optik services. The increase for the year was mainly due to investments in Optik TV growth and service capabilities, investments in new Internet data centres and gigabit passive optical network (GPON) technology, partly offset by lower expenditures for implementing large enterprise deals and due to the substantial completion of the VDSL2 technology overlay in 2011.

Wireline capital intensity was 26% in 2011, up slightly from 25% in 2010, while wireline cash flow (adjusted EBITDA less capital expenditures) was $236 million in 2011, down $136 million or 37% from 2010.

4.3 Cash used by financing activities

Cash used by financing activities increased by $34 million in the fourth quarter of 2011 and decreased by $410 million in the full year of 2011 when compared to the same periods in 2010. Financing activities included:

•                  Cash proceeds received from Common Shares and Non-Voting Shares issued for the exercise of options were $5 million and $24 million, respectively, in the fourth quarter and full year of 2011, as compared to $8 million and $15 million, respectively, in the fourth quarter and full year of 2010.

•                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $179 million and $642 million, respectively, in the fourth quarter and full year of 2011, or increases of $71 million and $169 million, respectively, from the same periods in 2010. For dividends declared after March 1, 2011, the Company switched to purchasing shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows. The increases also results from a circa 10% higher dividend rate and a slightly higher number of shares outstanding in 2011.

•                  Commercial paper, short-term borrowings and bank facilities

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The Company’s commercial paper program provides low cost funds and is fully backed up by the five-year committed credit facility.

Commercial paper outstanding at December 31, 2011, was $766 million, an increase of $5 million during the fourth quarter of 2011 and $662 million for the full year of 2011. Commercial paper use increased by $878 million in the first half of 2011 to help fund the June 1 repayment of matured U.S. dollar Notes and settle related cross currency interest rate swap agreements, fund a discretionary contribution of $200 million to defined benefit pension plans in January, acquire certain independent TELUS-branded wireless dealerships in the first quarter, and fund increases in TELUS’ economic interest in Transactel (Barbados) Inc. In the prior year, commercial paper outstanding at December 31,

2010, was $104 million, representing decreases of $68 million and $363 million, respectively, in the fourth quarter and full year of 2010.

Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 4.6 Sale of trade receivables). Proceeds from securitized trade receivables were $400 million at December 31, 2011, unchanged since the first quarter of 2010 when proceeds were reduced by $100 million. Draws on bank facilities were $4 million at December 31, 2011, and $nil at December 31, 2010.

No amounts were drawn against the Company’s five-year credit facilities in 2011 or 2010. See Section 4.5.

•                  Long-term debt issue in May 2011; maturity of U.S. dollar Notes in June 2011

On May 25, 2011, the Company successfully closed a $600 million public offering of 3.65% five-year, Series CI Notes. Net proceeds of the offering, combined with commercial paper issues, were applied to repayment of the June 1 maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of associated cross currency interest rate swap agreements. The Series CI Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, and contain certain change of control provisions.

•                  Long-term debt issue in July 2010; early partial redemption of U.S. dollar Notes in September 2010

In the third quarter of 2010, TELUS successfully closed a $1 billion public offering of 5.05%, Series CH, 10-year Notes. The Company used the net proceeds to fund the early partial redemption of U.S.$607 million publicly held 8% U.S. dollar Notes, as well as payments to terminate cross currency interest rate swap agreements associated with the redeemed Notes. The early redemption resulted in a third quarter 2010, pre-tax charge of $52 million, or after tax, approximately $37 million (12 cents per share).

•                  Acquisition of additional equity interest in subsidiary from non-controlling interest

The effects of TELUS exercising its second purchased call option in respect of Transactel (Barbados) Inc. included that the Company recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the Consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

4.4 Liquidity and capital resource measures

Liquidity and capital resource measures

As at, or years ended, December 31	2011	2010	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,959	6,869	90
Total capitalization — book value	14,461	14,649	(188)
EBITDA — excluding restructuring costs	3,813	3,730	83
Net interest cost	377	522	(145)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	83	93	(10	)pts.
Average term to maturity of debt (years)	5.6	5.7	(0.1)
Net debt to total capitalization (%) (1)	48.1	46.9	1.2	pts.
Net debt to EBITDA — excluding restructuring costs (1)	1.8	1.8	—
Coverage ratios (times) (1)
Earnings coverage	5.1	3.6	1.5
EBITDA — excluding restructuring costs interest coverage	10.1	7.1	3.0
Other 12-month trailing measures
Free cash flow ($ millions) (2)	997	939	58
Dividend payout ratio of adjusted net earnings (%) (1)	64	64	—
Dividend payout ratio (%) (1)	62	64	(2	)pts.

(1)             See Section 6.4 Definition of liquidity and capital resource measures.

(2)             See Section 6.2 Free cash flow for the definition.

Net debt as at December 31, 2011, increased by $90 million from one year earlier mainly due to increased commercial paper to help fund the discretionary $200 million contribution to defined benefit pension plans in January 2011 and certain acquisitions in the first half of 2011, partly offset by repayment of matured U.S. dollar Notes and settlement of the associated derivative liability in the second quarter. Total capitalization at December 31, 2011, decreased by $188 million from one year earlier, mainly due to a decrease in equity (see Section 3).

The proportion of debt on a fixed-rate basis was 83% at December 31, 2011, down from 93% at the beginning of the year due to the increase in commercial paper issued to help fund a discretionary contribution to defined benefit pension plans and acquisitions, as well as repayment of matured Notes on June 1 and settlement of related cross currency interest rate swap agreements, partly offset by a fixed rate $600 million five-year Note issue in May. The average term to maturity of debt was 5.6 years at December 31, 2011, down from 5.7 years at the beginning of the year due mainly to the passage of time.

The earnings coverage ratio for 2011 was 5.1 times, up from 3.6 times in 2010. Lower gross interest expenses increased the ratio by 1.3, while higher income before gross interest and income taxes increased the ratio by 0.2. The EBITDA (excluding restructuring costs) interest coverage ratio for 2011 was 10.1 times, up from 7.1 times in 2010. Lower net interest costs increased the ratio by 2.7, while higher EBITDA before restructuring costs increased the ratio by 0.3.

Free cash flow was $997 million in 2011, up $58 million from 2010, mainly due to higher EBITDA and lower paid interest and income taxes, partly offset by higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

TELUS long-term financial policies and guidelines

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.8 times at December 31, 2011, unchanged from one year earlier. A small increase in Net debt was offset by higher EBITDA before restructuring costs.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

4.5 Credit facilities

TELUS Corporation entered into a new bank credit facility with a syndicate of 15 financial institutions. The new credit facility consists of $2 billion (or U.S. dollar equivalent) revolving credit facility expiring November 3, 2016, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing $2 billion committed credit facility prior to its expiry in May 2012. The new facility has no substantial changes in terms and conditions other than pricing.

At December 31, 2011, TELUS had available liquidity of $1.28 billion from unutilized credit facilities, as well as availability of $100 million under its trade receivables securitization program (see Section 4.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2011

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(766)	1,234
Other bank facilities	—	165	(4)	(115)	—	46
Total	—	2,165	(4)	(115)	(766)	1,280

(1)    Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facility contains customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2011) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 10.1 to 1 at December 31, 2011) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Subsequent to December 31, 2011, the Company received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects. The facilities bear interest at bankers’ acceptance rate or prime rate, plus applicable margins. As at February 10, 2012, no amounts had been advanced under the facilities.

4.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 10, 2012.

4.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings during 2011, or as of February 10, 2012.

5.              Risks and risk management

Updates to the risks described in Section 10 of TELUS’ 2010 annual MD&A were disclosed in the 2011 interim Q1, Q2 and Q3 MD&As.

6.              Definitions and reconciliations

6.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 6.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

As in 2011, an adjusted EBITDA may also be calculated periodically to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

EBITDA reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2011	2010	2011	2010
Net income	237	226	1,215	1,052
Financing costs	87	105	377	522
Income taxes	69	65	376	335
Depreciation	342	342	1,331	1,339
Amortization of intangible assets	139	103	479	402
Impairment losses (reversals) for capital assets	—	—	—	—
EBITDA (standardized EBITDA in CICA guideline)	874	841	3,778	3,650
Deduct Transactel gain	(1)	—	(17)	—
Adjusted EBITDA	873	841	3,761	3,650

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2011	2010	2011	2010
EBITDA	874	841	3,778	3,650
Capital expenditures	(512)	(564)	(1,847)	(1,721)
EBITDA less capital expenditures	362	277	1,931	1,929
Deduct Transactel gain	(1)	—	(17)	—
Adjusted EBITDA less capital expenditures	361	277	1,914	1,929

6.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable to free cash flow reported by other companies, and differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2011	2010	2011	2010
EBITDA (see Section 6.1)	874	841	3,778	3,650
Deduct Transactel gain	(1)	—	(17)	—
Restructuring costs net of cash payments	6	23	(48)	(24)
Items from the Consolidated statements of cash flows
Share-based compensation	(20)	(40)	(12)	(30)
Net employee defined benefit plans expense (recovery)	(8)	—	(32)	(9)
Employer contributions to employee defined benefit plans	(35)	(30)	(298)	(140)
Interest paid	(110)	(144)	(378)	(479)
Interest received	1	1	1	3
Income taxes received (paid), net	9	28	(150)	(311)
Capital expenditures	(512)	(564)	(1,847)	(1,721)
Free cash flow (management’s definition)	204	115	997	939

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2011	2010	2011	2010
Cash provided by operating activities	742	638	2,550	2,670
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(512)	(564)	(1,847)	(1,721)
Proceeds from disposition of capital assets	4	1	4	1
Standardized free cash flow (CICA guideline)	234	77	707	950
Deduct proceeds from disposition of capital assets	(4)	(1)	(4)	(1)
Adjustments to reconcile to cash provided by operating activities	(26)	41	294	(10)
Free cash flow (management’s definition)	204	115	997	939

6.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of

ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

6.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

12-month periods ended December 31 ($ millions, except ratio)	2011	2010
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048
Income taxes	376	335
Gross interest expense components
Interest on long-term debt	374	442
Interest expense on short-term borrowings and other	11	29
Loss on redemption of debt	—	52
Interest accretion on asset retirement obligations	4	4
Numerator	1,984	1,910
Denominator – Gross interest expense	389	527
Ratio (times)	5.1	3.6

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

Years ended December 31 ($)	2011	2010
Dividend payout ratio
Numerator – Annualized dividend declared per Common Share and Non-Voting Share	2.32	2.10
Denominator - Earnings per Common Share and Non-Voting Share	3.76	3.27
Ratio (%)	62	64
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.32	2.10
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048
Deduct favourable income tax-related adjustments	(21)	(30)
Add back loss on redemption of debt	—	37
Deduct after-tax Transactel gain	(12)	—
Net-cash settlement feature	(14)	(7)
	1,172	1,048
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.61	3.27
Adjusted ratio (%)	64	64

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 6.1), adding back restructuring costs of $35 million in for year ended December 31, 2011, and $80 million for the year ended December 31, 2010. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a twelve-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — the nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and because it incorporates any exchange rate impact of cross currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At December 31 ($ millions)	2011	2010
Long-term debt including current portion	6,574	6,056
Debt issuance costs netted against long-term debt	27	28
Derivative liability (1)	—	404
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)
Cash and temporary investments	(46)	(17)
Short-term borrowings	404	400
Net debt	6,959	6,869

(1)        The derivative liability at December 31, 2010, was in respect of the U.S.$741 million debenture that matured on June 1, 2011, and related to cross currency interest rate swap agreements that effectively converted principal repayments and interest obligations to Canadian dollar obligations.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. This measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the years ended December 31, 2011 and 2010, are equal to reported Financing costs.

Total capitalization — book value is calculated as Net debt, defined above, plus Owners’ equity excluding accumulated other comprehensive income or loss. The calculation for December 31, 2010, has been adjusted for a retrospective reclassification of post-changeover employee defined benefit plans actuarial gains (losses) from Accumulated other comprehensive income to Retained earnings.

Calculation of total capitalization

At December 31 ($ millions)	2011	2010 (adjusted)
Net debt	6,959	6,869
Owners’ equity	7,513	7,781
Add back (deduct) Accumulated other comprehensive loss (income)	(11)	(1)
Total capitalization — book value	14,461	14,649

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Years
Periods ended December 31 (millions except per share amounts)	2011	2010	2011	2010
		(adjusted)		(adjusted)
OPERATING REVENUES
Service	$2,447	$2,337	$9,606	$9,131
Equipment	216	206	719	611
	2,663	2,543	10,325	9,742
Other operating income	27	11	72	50
	2,690	2,554	10,397	9,792
OPERATING EXPENSES
Goods and services purchased	1,316	1,235	4,726	4,236
Employee benefits expense	500	478	1,893	1,906
Depreciation	342	342	1,331	1,339
Amortization of intangible assets	139	103	479	402
	2,297	2,158	8,429	7,883
OPERATING INCOME	393	396	1,968	1,909
Financing costs	87	105	377	522
INCOME BEFORE INCOME TAXES	306	291	1,591	1,387
Income taxes	69	65	376	335
NET INCOME	237	226	1,215	1,052

OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(3)	—	6	54
Foreign currency translation adjustment arising from translating financial statements of foreign operations	2	(2)	4	—
	(1)	(2)	10	54
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)	(408)	(197)	(851)	(214)
	(409)	(199)	(841)	(160)
COMPREHENSIVE INCOME (LOSS)	$(172)	$27	$374	$892
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$246	$225	$1,219	$1,048
Non-controlling interests	(9)	1	(4)	4
	$237	$226	$1,215	$1,052
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$(163)	$26	$378	$888
Non-controlling interests	(9)	1	(4)	4
	$(172)	$27	$374	$892
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$0.76	$0.70	$3.76	$3.27
Diluted	$0.75	$0.70	$3.74	$3.27
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.580	$0.525	$2.205	$2.00
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	325	322	324	320
Diluted	327	324	326	321

1

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	December 31, 2011	December 31, 2010	January 1, 2010
		(adjusted)	(adjusted)
ASSETS
Current assets
Cash and temporary investments, net	$46	$17	$41
Accounts receivable	1,428	1,318	1,195
Income and other taxes receivable	66	62	16
Inventories	353	283	270
Prepaid expenses	144	113	105
Derivative assets	14	4	1
	2,051	1,797	1,628
Non-current assets
Property, plant and equipment, net	7,964	7,831	7,832
Intangible assets, net	6,153	6,152	6,166
Goodwill, net	3,661	3,572	3,572
Other long-term assets	81	235	286
Investments	21	37	41
	17,880	17,827	17,897
	$19,931	$19,624	$19,525

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$404	$400	$500
Accounts payable and accrued liabilities	1,419	1,477	1,336
Income and other taxes payable	25	6	174
Dividends payable	188	169	150
Advance billings and customer deposits	655	658	530
Provisions	88	122	299
Current maturities of long-term debt	1,066	847	549
Current portion of derivative liabilities	—	419	62
	3,845	4,098	3,600
Non-current liabilities
Provisions	122	204	91
Long-term debt	5,508	5,209	5,623
Other long-term liabilities	1,343	649	1,334
Deferred income taxes	1,600	1,683	1,522
	8,573	7,745	8,570
Liabilities	12,418	11,843	12,170
Owners’ equity
Common Share and Non-Voting Share equity	7,513	7,759	7,334
Non-controlling interests	—	22	21
	7,513	7,781	7,355
	$19,931	$19,624	$19,525

2

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Years
Periods ended December 31 (millions)	2011	2010	2011	2010
		(adjusted)		(adjusted)
OPERATING ACTIVITIES
Net income	$237	$226	$1,215	$1,052
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	481	445	1,810	1,741
Deferred income taxes	(52)	(47)	205	217
Share-based compensation	(20)	(40)	(12)	(30)
Net employee defined benefit plans expense (recovery)	(8)	—	(32)	(9)
Employer contributions to employee defined benefit plans	(35)	(30)	(298)	(140)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition date fair value	(1)	—	(17)	—
Other	(24)	(16)	(66)	(42)
Net change in non-cash working capital	164	100	(255)	(119)
Cash provided by operating activities	742	638	2,550	2,670
INVESTING ACTIVITIES
Capital expenditures	(512)	(564)	(1,847)	(1,721)
Acquisitions and other	(31)	—	(110)	—
Proceeds from the sale of property and other assets	4	7	4	10
Other	(4)	(2)	—	4
Net change in non-cash working capital	(5)	58	(15)	(24)
Cash used by investing activities	(548)	(501)	(1,968)	(1,731)
FINANCING ACTIVITIES
Non-Voting Shares issued	5	8	24	15
Dividends to holders of Common Shares and Non-Voting Shares	(179)	(108)	(642)	(473)
Issuance and repayment of short-term borrowing	(35)	—	4	(100)
Long-term debt issued	958	527	4,068	3,725
Redemptions and repayment of long-term debt	(953)	(597)	(3,946)	(4,119)
Acquisition of additional equity interest in subsidiary from non-controlling interest	—	—	(51)	—
Dividends paid by a subsidiary to non-controlling interests	—	—	(4)	(3)
Other	—	—	(6)	(8)
Cash used by financing activities	(204)	(170)	(553)	(963)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(10)	(33)	29	(24)
Cash and temporary investments, net, beginning of period	56	50	17	41
Cash and temporary investments, net, end of period	$46	$17	$46	$17
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(110)	$(144)	$(378)	$(479)
Income taxes (inclusive of Investment Tax Credits) (paid), net	$9	$28	$(150)	$(311)

3

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2011	2010	2011	2010	2011	2010	2011	2010
								(adjusted)
Operating revenues
External revenue	$1,424	$1,337	$1,266	$1,217	$—	$—	$2,690	$2,554
Intersegment revenue	9	9	42	40	(51)	(49)	—	—
	$1,433	$1,346	$1,308	$1,257	$(51)	$(49)	$2,690	$2,554
EBITDA(1)	$500	$471	$374	$370	$—	$—	$874	$841
CAPEX(2)	$168	$192	$344	$372	$—	$—	$512	$564
EBITDA less CAPEX	$332	$279	$30	$(2)	$—	$—	$362	$277
					Operating revenues (above)		$2,690	$2,554
					Goods and services purchased		1,316	1,235
					Employee benefits expense		500	478
					EBITDA (above)		874	841
					Depreciation		342	342
					Amortization		139	103
					Operating income		$393	$396

Years ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2011	2010	2011	2010	2011	2010	2011	2010
								(adjusted)
Operating revenues
External revenue	$5,462	$5,012	$4,935	$4,780	$—	$—	$10,397	$9,792
Intersegment revenue	38	33	164	155	(202)	(188)	—	—
	$5,500	$5,045	$5,099	$4,935	$(202)	$(188)	$10,397	$9,792
EBITDA(1)	$2,186	$2,020	$1,592	$1,630	$—	$—	$3,778	$3,650
CAPEX(2)	$508	$463	$1,339	$1,258	$—	$—	$1,847	$1,721
EBITDA less CAPEX	$1,678	$1,557	$253	$372	$—	$—	$1,931	$1,929
					Operating revenues (above)		$10,397	$9,792
					Goods and services purchased		4,726	4,236
					Employee benefits expense		1,893	1,906
					EBITDA (above)		3,778	3,650
					Depreciation		1,331	1,339
					Amortization		479	402
					Operating income		$1,968	$1,909

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

4